FORM 20-F

[**X**]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
          SECURITIES EXCHANGE ACT OF 1934

OR

[ ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934
       For the transition period from _____ to _____

OR

[ ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934
       Date of event requiring this shell company report _____

Clifton Star Resources Inc.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

430 – 580 Hornby Street, Vancouver, British Columbia Canada V6C 3B6
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
12,663,182

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes [ ]   No [**X**]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes [ ]   No [**X**]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
Yes [ ]   No [**X**]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):
Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [**X**]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [**X**]   Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes [ ] No [**X**]

CLIFTON STAR RESOURCES INC.

FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS

PART I   Page

Item 1.   Identity of Directors, Senior Management and Advisors   5
Item 2.   Offer Statistics and Expected Timetable   6
Item 3.   Key Information   7
Item 4.   Information on the Company   12
Item 5.   Operating and Financial Review and Prospects   23
Item 6.   Directors, Senior Management and Employees   32
Item 7.   Major Shareholders and Related Party Transactions   40
Item 8.   Financial Information   41
Item 9.   The Offer and Listing   42
Item 10.   Additional Information   45
Item 11.   Quantitative and Qualitative Disclosures about Market Risk   50
Item 12.   Description of Other Securities Other Than Equity
             Securities   50

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies   50
Item 14.   Material Modifications to the Rights of Security Holders
             and Use of Proceeds   50
Item 15.   Controls and Procedures   50
Item 16.   Reserved   50
Item 16A.   Audit Committee Financial Expert   50
Item 16B.   Code of Ethics   50
Item 16C.   Principal Accountant Fees and Services   50
Item 16D.   Exemptions from Listing Standards for Audit Committees   50
Item 16E.   Purchase of Equity Securities by the Issuer and Affiliated   50
             Purchasers

PART III

Item 17.   Financial Statements   50
Item 18.   Financial Statements   51
Item 19.   Exhibits   51

INTRODUCTION

Clifton Star Resources Inc. was incorporated under the laws of British Columbia, Canada under the name Houstonian Resources Inc. The Company changed its name to Clifton Star Resources Inc. on November 8, 1982. In this Registration Statement, the "Company", "Clifton Star", "we", "our" and "us" refer to Clifton Star Resources Inc. (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement. Our principal corporate offices are located at 430 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. Our telephone number is 604-687-4456.

Upon effectiveness, we will file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF CLIFTON STAR RESOURCES INC.

Clifton Star Resources Inc. (the "Company") is a mineral exploration company. Its main focus is on exploring its property interests in Quebec, Canada.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-F contains forward-looking statements. Forward-looking statements may be identified by the use of words like "plans", "expects", "aims", "believes", "projects", "anticipates", "intends", "estimates", "will", "should", "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in Canada, which factors are set forth in more detail in the sections entitled "Risk Factors" in Item #3D, "Business Overview" in ITEM #4B, and "Operating and Financial Review and Prospects" at ITEM #5.

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces (troy)	0.029
Ounces (troy) per tonne	Grams per tonne	34.438

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists the Directors of the Company.

Table No. 1
Directors
January 8, 2008

Name	Age	Date First Elected of Appointed
Harry Miller (1)(5)	73	October 2007
Nick Segounis (2)(5)	64	December 1992
Fred Archibald (3)	58	July 2007
Dean Rogers (4)	72	February 2007

    (1) Resident/Citizen of Bellevue, Washington USA
         Business Address: 401 Detwiller Lane
                               Bellevue, Washington 98004

    (2) Resident/Citizen of British Columbia Canada
         Business Address: c/o Clifton Star Resources, Inc.
                               430 – 580 Hornby Street
                               Vancouver, British Columbia Canada V6C 3B6

    (3) Resident/Citizen of Ontario, Canada
         Business Address: 668 Millway Avenue, Units 15 & 16
                               Concord, Ontario CANADA L4K 3V2

    (4) Resident/Citizen of Ontario, Canada
                               312 – 100 Golden Avenue
                               South Porcupine, Ontario Canada P0N 1H0

    (5) Member of Audit Committee

1.A.2. Senior Management
Table No. 2 lists the names of the Senior Management of the Company. The
Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management
January 8, 2008

Name and Position	Age	Date of First Appointment
Harry Miller, President (1)	73	October 2007
Fred Archibald, V.P. of Exploration (2)	58	July 2007
Michael Mason, V.P. of Corp. Affairs (3)	63	July 2007
Ian Beardmore, Chief Financial Officer (4)(5)	67	March 2007
George Kanalos, Corporate Secretary (1)	63	March 2007

    (1) Business Address: c/o Clifton Star Resources, Inc.
                          430 – 580 Hornby Street
                          Vancouver, British Columbia Canada V6C 3B6

        (2) Business Address: 668 Millway Avenue, Unit 16
                              Concord, Ontario Canada L4K 3V2

        (3) Business Address: 142 Stratford Avenue
                              Garden City, New York 11530

        (4) Business Address: 2250 West 33rd Avenue
                              Vancouver, British Columbia Canada V6M 1C2

        (5) Member of Audit Committee

_____

_____

Harry Miller's business functions, as President, include supervision of the
Company's corporate affairs, responsibility for acquisitions, strategic
planning, business development, promotional activities and reporting to the
Board of Directors.

Fred Archibald's business functions, as Vice President of Exploration, include
planning and supervising all property related activities.

Michael Mason's business functions, as Vice President of Corporate Affairs,
includes liaison with the financial community in Canada.

Ian Beardmore's business functions, as Chief Financial Officer, include
financial administration; responsibility for accounting and financial
statements; liaison with auditors, accountants, financial community and
shareholders; and coordination of expenses/taxes activities of the Company.

George Kanalos' business functions, as Corporate Secretary, include attending
and be the secretary of all meetings of the Board, shareholders and committees
of the Board and shall entering or causing to be entered in records kept for
that purpose minutes of all proceedings threat; gives or causes to be given,
as and when instructed, all notices to shareholders, Directors, officers,
auditors and members of committees of the Board; is the custodian of the stamp
or mechanical device generally used for affixing the corporate seal of the
Company and of all books, records and instruments belonging to the Company.

1.B. Advisors
The Company's transfer agent and registrar for its common shares are:
    Computershare Trust Company of Canada
    100 University Avenue, Suite #400
    Toronto, Ontario, Canada M5J 2Y1

The Company's legal advisors are:
    Hemsworth, Schmidt
    430 – 580 Hornby Street
    Vancouver, B.C. CANADA V6C 3B6

1.C. Auditors
The Company's auditors are:
    Davidson & Company LLP – Chartered Accountants
    1200 – 609 Granville Street
    P.O. Box 10372
    Pacific Centre
    Vancouver, BC, Canada V7Y 1G6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
            --- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2007/2006/2005 ended June 30th was derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements are the responsibility of the Company's management. The auditor's responsibility is to express an opinion on the financial statements based on their audits.

The selected financial data as at and for the three-month periods ended 9/30/2007 and 9/30/2006 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3

Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended 6/30/07	Year Ended 6/30/06	Year Ended 6/30/05	Year Ended 6/30/04	Year Ended 6/30/03
CANADIAN GAAP					
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($345)	($20)	($24)	($273)	($27)
Basic Income (Loss) Per Share	($0.04)	($0.01)	($0.01)	($0.03)	($0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Average Shares (000)	9,269	9,299	8,649	8,556	8,556
Period-end Shares (000)	9,335	9,235	9,610	8,556	8,556
Working Capital ($000)	$352	$597	$617	$536	$559
Mineral Properties	$139	Nil	Nil	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$3,004	$2,941	$2,945	$2,840	$2,840
Shareholders' Equity (Deficit)	$566	$597	$617	$536	$809
Total Assets	$732	$609	$624	$541	$815
US GAAP					
Net Loss	($345)	($20)	($24)		
Loss Per Share	($0.04)	($0.01)	($0.01)		
Mineral Properties	$139	Nil			
Shareholders' Equity	$566	$597			
Total Assets	$732	$609			

```
                            Table No. 3a
                        Selected Financial Data
                  (CDN$ in 000, except per share data)
```

CANADIAN GAAP	3 Months Ended 9/30/2007	3 Months Ended 9/30/2006
Revenue	Nil	Nil
Income (Loss) for the Period	($175)	($36)
Basic Income (Loss) Per Share	($0.02)	($0.01)
Dividends Per Share	Nil	Nil
Weighted Average Shares (000)	11,423	9,235
Period-end Shares (000)	11,495	9,235
Working Capital ($000)	$1,152	$532
Mineral Properties	$781	Nil
Long-Term Debt	Nil	Nil
Capital Stock	$4,217	$2,941
Shareholders' Equity (Deficit)	$1,933	$593
Total Assets	$1,985	$609

3.A.3. Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended June 30th, the average rates for the period, and the range of high and low rates for the period. The data for the three month periods ended September 30, 2007 and 2006 is also provided along with the data for each month during the previous six months are also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

```
                            Table No. 4
                    U.S. Dollar/Canadian Dollar
```

	Average	High	Low	Close
December 2007		1.01	0.98	0.99
November 2007		1.00	0.92	1.00
October 2007		1.00	0.95	0.95
September 2007		1.06	1.00	1.00
August 2007		1.08	1.05	1.06
July 2007		1.07	1.04	1.06
Three Months Ended September 2007	1.04	1.08	1.00	1.00
Three Months Ended September 2006	1.12	1.14	1.11	1.12
Fiscal Year Ended 6/30/2007	1.13	1.19	1.04	1.06
Fiscal Year Ended 6/30/2006	1.16	1.24	1.10	1.13
Fiscal Year Ended 6/30/2005	1.24	1.33	1.18	1.23
Fiscal Year Ended 6/30/2004	1.34	1.41	1.27	1.34
Fiscal Year Ended 6/30/2003	1.51	1.60	1.33	1.36

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 1/8/2008. Since the close of the 3-month period ended September 30, 2007, the Company completed two private placement financings. As a result of these financings, the Company issued 1,167,855 shares; 1,112,243-share purchase warrants; 111,224 agent share purchase options; and, 100,000-consultant share purchase options.

Table No. 5
Capitalization and Indebtedness

January 8, 2008
100,000,000 common shares authorized
12,663,182 common shares issued and outstanding

Obligations Under Capital Leases	$nil
S-T Due to Related Parties	$nil
Long-Term Debt	$nil
Share Purchase Options Outstanding	1,772,723
Share Purchase Warrants Outstanding	3,112,241

3.C. Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D. Risk Factors

In addition to the other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business. This Registration Statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Registration Statement.

Clifton Star Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company's ability to continue as a Going Concern.
The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Clifton Star Has No Revenues from Operations and No Ongoing Mining Operations of Any Kind. The Chances of Clifton Star Ever Reaching the Development Stage Are Remote.
The expenditures to be made by Clifton Star in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Clifton Star having to cease operations.

Clifton Star Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations.
The properties in which Clifton Star has an interest or the concessions in which Clifton Star has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Clifton Star does not ultimately find a body of ore, it would have to cease operations

Clifton Star Has No Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. The sale of securities to the public results in dilution to existing shareholders.

None of Clifton Star's properties have advanced to the commercial production stage and Clifton Star has no history of earnings or positive cash flow from operations. Clifton Star does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to Clifton Star has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Clifton Star currently has 1,772,723 share purchase options outstanding and 3,112,241 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 12,663,182 (as of 1/8/2008) to 17,548,146. This represents an increase of 38.6% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Clifton Star Resource's Stockholders.

Because the success of Clifton Star is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. At 1/8/2008, there were 1,772,723 share purchase options outstanding, which, if exercised, would result in an additional 1,772,723 common shares being issued and outstanding. For a breakdown of dilution, refer to the risk factor entitled: "Clifton Star Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders".

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Clifton Star Could Be In An Amount Great Enough to Force the Company to Cease Operations.

The current and anticipated future operations of Clifton Star, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Clifton Star to cease operations. If that were the case, investors would lose their entire investment in the Company.

Clifton Star is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Clifton Star's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Clifton Star's growth will depend on the efforts of its Senior Management, particularly its President/Director, Harry Miller; its Vice President of Exploration/Director, Fred Archibald; its Vice President of Corporate Affairs, Michael Mason; its Chief Financial Officer, Ian Beardmore and its two independent directors, Nick Segounis and Dean Rogers. Clifton Star does not carry key-man insurance on any individuals.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Clifton Star. Clifton Star is a corporation incorporated in the province of British Columbia, Canada; under the *British Columbia Corporations Act*. A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Clifton Star and Shareholders Could Find It Difficult to Sell Their Stock.

Clifton Star's common shares are subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

As a "foreign private issuer", Clifton Star is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K results in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders results in shareholders having less data in this regard.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction
Clifton Star Resources Inc. engages in the exploration of mineral properties in Canada. It holds an option to acquire Duquesne Gold project that includes 55 mineral claims and one mining concession located in Quebec. The Company exercised its option in June 2007, pursuant to a September 2006 Option Agreement (as amended). As of 9/30/2007, the Company had paid $450,000 and issued 10,000 common shares for acquisition, incurred due diligence costs of $54,449, and expensed $257,764 for exploration.

The Company's executive office is located at:
   580 Hornby Street, #430, Vancouver, British Columbia, Canada V6C 3B6
   Telephone: 905-726-8585
   Facsimile: 604-687-0586
   e-mail: hacabell@hotmail.com

The contact person is: Harry Miller, President/Director.

The Company's fiscal year-end is June 30th.

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol "CFO".

The Company has 100,000,000 common shares without par value authorized. At 6/30/2007, the end of the Company's most recent fiscal year, there were 9,335,330 common shares issued/outstanding; at 1/8/2008, there were 12,663,182 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation
The Company was incorporated by Articles of Incorporation under the Companies Act (British Columbia) on 4/30/1981 under the name "Houstonia Resources Ltd.". The Company changed its name to Clifton Star Resources Inc. on 11/8/1982. At the Company's annual general meeting held on 12/15/2004, the Company adopted new Articles to comply with the new British Columbia Corporations Act.

<u>Historical Corporate Development</u>
Upon incorporation, the Company was in the business of acquiring and exploring mineral properties. At 3/12/2000, faced with unsuccessful exploration results and the inability to finance further mineral property efforts, the Company had divested all of its interest in mineral properties. In March 2000, the Company signed a purchase and sale agreement to acquire controlling interest in a satellite communications industry company; during Fiscal 2001, the acquisition effort was abandoned by the Company. Since that time until September 2006, the Company was in the process of reorganizing and re-evaluating its business operations and future opportunities.

On 9/20/2006, the Company signed an option agreement (amended 5/14/2007 and 6/11/2007) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. ("Duquesne"), a private Canadian mineral exploration company, from the shareholders of Duquesne. The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec.   Refer to ITEM #4D, "Property, Plant and Equipment; Acquisition Details".

<u>Capital Expenditures</u>

Fiscal 2005:	$nil
Fiscal 2006:	$nil
Fiscal 2007:	$84,249 for deferred exploration costs
	$54,449 for deferred acquisition costs
Fiscal 2008 to date:	$468,500 for property acquisition
	$173,514 for property exploration

Plan Of Operations

<u>Source of Funds for Fiscal 2008 Ending 6/30/2008</u>
The Company's primary source of funds since incorporation has been through the issuance of equity. The Company recorded no sales revenues during Fiscal 2005/2006/2007. As of 9/30/2007, the Company had working capital of $1.1 million. Since then to 11/30/2007: the Company raised $2,499,995 pursuant to a private placement of 612,243 flow through units at a price of $2.45 per unit and 500,000 non flow through units at a price of $2.00 per unit. Each flow through unit consisted of one flow through share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share at a price of $2.60 until October 10, 2009. Each non flow through unit consisted of one common share and one common share purchase warrant. Each common share purchase unit entitles the holder to purchase one additional common share at a price of $2.10 until October 10, 2009.

In Canada, a flow-through share is available to mining, petroleum and certain types of renewable energy companies to facilitate financing their exploration and project development activities. Eligible companies issue these equity shares to new investors. Investors receive an equity interest in the company and income tax deductions associated with new expenditures incurred by the company on exploration and development. Flow-through shares are available to selected companies but are of greater benefit to non-taxpaying junior companies. These companies are often unable to use income tax deductions against their corporate income and are willing to forgo the deduction to new investors. Flow through shares are only available to Canadian investors.

<u>Use of Funds for Fiscal 2008 Ending 6/30/2008</u>
During Fiscal 2008, the Company estimates that it might expend approximately $600,000 on general/administrative and investor relations expenses. During Fiscal 2008, the Company estimates that it might expend about $1,300,000 on property acquisition and exploration.

Anticipated Changes to Facilities/Employees
The Company has no current plans to add any additional personnel.

United States vs. Foreign Sales/Assets
During Fiscal 2007/2006/2005, the Company had no sales revenue.

4.B. BUSINESS OVERVIEW

Organization Structure
The Company is incorporated under the laws of British Columbia, Canada.

The Company currently has one partially-owned subsidiary:
    a. Duquesne Gold Mines Ltd.
        incorporated in Manitoba, Canada on 5/6/1986
        25%-owned at 11/30/2007.

On 9/20/2006, the Company signed an option agreement (amended 5/14/2007 and 6/11/2007) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. ("Duquesne"), a private Canadian mineral exploration company, from the shareholders of Duquesne. The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec. Refer to ITEM #4D, "Property, Plant and Equipment; Acquisition Details". As of 9/30/2007, the Company had paid $450,000 and issued 10,000 common shares for acquisition, incurred $54,449 due diligence costs, and expended $257,764 on exploration.

The Company's exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

Duquesne Gold Property
Eastern Quebec Province, Canada
Gold Exploration
Option to acquire Duquesne Gold Mines Ltd.

Figure 1.
Duquesne Gold Property
Property Location Map



14

Figure 2.
Duquesne Gold Property
Claim Map



Figure 3.
Duquesne Gold Property
Regional Geological Plan



Figure 4.
Duquesne Gold Property
Local Geological Plan



Acquisition Details

The Company signed an Option Agreement dated 9/20/2006 whereby it may acquire all of the issued shares of Duquesne Gold Mines Ltd. ("Duquesne"), a private Canadian mineral exploration company, from the shareholders of Duquesne, subject to TSX Venture Exchange approval.

On 5/14/2007 and 6/11/2007, the parties to the Agreement dated 9/20/2006 amended the said Agreement. Under the amendment dated 6/11/2007, the Company gave notice that the Exercise Date would be 6/20/2007. However, the time allowed for the payment of shares and $450,000 to be made on the Exercise Date was extended for 90 days from 6/20/2007.

In consideration for the acquisition:
a. The Company has paid to Duquesne a non-refundable deposit of $60,000 (paid) which monies will be used to make exploration expenditure on the Property;
b. on or before nine calendar months from the execution date (9/20/2006) of the Agreement, the Company shall perform such due diligence as is required and shall make a decision whether or not to exercise this option and shall deliver to the Duquesne shareholders (the "Optionors") written notice of that decision. The date of such notice shall be the "Exercise Date" (6/20/2007). On the Exercise Date, the Company shall pay to the Optionors the sum of $450,000.00 (paid); and issue to the Optionors; 10,000 common shares of the Company (issued 7/3/2007).
c. pay to the Optionors a further $450,000.00 and incur exploration expenditures on the property of $1,000,000.00 on or before the first anniversary of the Exercise Date;
d. pay to the Optionors a further $450,000.00 and incur exploration expenditures on the property of a further $1,000,000.00 on or before the second anniversary of the Exercise Date;
e. pay to the Optionor a further $450,000.00 and incur exploration expenditures on the property of a further $1,000,000.00 on or before the third anniversary of the Exercise Date; and
f. incur Exploration Expenditures on the property of a further $1,000,000 on or before the fourth anniversary of the Exercise Date.
g. The Optionors will retain a 3% Net Smelter Return Royalty ("NSR").

The transaction is an arms-length transaction.

Upon expenditure of the Exploration Expenditures on the Property pursuant to sub-paragraphs (c), (d), (e) and (f) above, the Company shall thereafter be entitled to 5% of the Gross Overriding Revenue ("GOR") from the production and sale of minerals from the property. Duquesne shall pay the GOR to Clifton within 30 days of each calendar quarter. For this purpose, gross revenue shall be calculated as if all minerals are sold at fair market value in an arm's length transaction, provided that the sale price shall be reduced for the cost of transportation from the mine site to the point of sale. The GOR shall be computed using the date of sale.

The Net Smelter Return ("NSR") retained by the shareholders under the terms of the Agreement shall have priority over the aforesaid GOR and the GOR shall not be paid unless and until the NSR has first been paid to the shareholders for the calendar quarter involved.

Property Description

The property is situated some thirty-one kilometers northwest of the town of Rouyn-Noranda and some sixteen kilometers east of the town of Duparquet, in the Province of Quebec, Canada, and is located in the central-west section of Destor Township.

The property consists of fifty-five contiguous mining claims (seventeen development licenses) totaling some 935 hectares, and one mining concession (Concession Miniere # 377-Block 4) totaling some 183.85 hectares; all within Destor Township. The development licenses are numbered as follows:

Claim #	Range #	Area (Hectares)	Assessment Due Date	Work Required
G001091	3-4	4.4	July 13, 2009	$1,000.00
G001092	3-4	14.4	July 13, 2009	$1,000.00
G001611	4	2.0	November 20, 2008	$1,000.00
C001531	4	13.2	January 9, 2009	$1,000.00
C001532	4	12.0	January 9, 2009	$1,000.00
C001533	4	12.8	January 9, 2009	$1,000.00
C001534	4	16.0	January 9, 2009	$1,000.00
C001541	4	16.0	January 9, 2009	$1,000.00
C001542	4	15.2	January 9, 2009	$1,000.00
C001543	4-5	11.6	January 9, 2009	$1,000.00
C001544	4-5	14.4	January 9, 2009	$1,000.00
C001561	4	37.6	February 13, 2009	$2,500.00
C004391	4	12.0	May 9, 2009	$1,000.00
C004392	4	15.6	May 9, 2009	$1,000.00
C004393	4	17.2	May 9, 2009	$1,000.00
C004394	4	18.8	May 9, 2009	$1,000.00
C004401	4	21.6	May 9, 2009	41,000.00
C004402	4	20.4	May 9, 2009	$1,000.00
C004411	4	8.0	June 2, 2009	$1,000.00
C004412	5	9.2	June 2, 2009	$1,000.00
C004413	5	10.0	June 2, 2009	$1,000.00
C004414	5	6.6	June 2, 2009	$1,000.00
C004415	5	0.2	June 2, 2009	$1,000.00
C004416	4-5	18.4	June 2, 2009	$1,000.00
C004417	4	24.4	June 2, 2009	$1,000.00
C004421	5	8.6	May 17, 2009	$1,000.00
C004422	5	15.2	May 17, 2009	$1,000.00
C004423	5	6.8	May 17, 2009	$1,000.00
C004424	5	10.0	May 17, 2009	$1,000.00
C004425	5	11.8	May 17, 2009	$1,000.00
C004441	4-5	7.1	June 12, 2009	$1,000.00
C004442	4-5	10.6	June 12, 2009	$1,000.00
C004443	4-5	7.5	June 12, 2009	$1,000.00
C004444	4-5	10.6	June 12, 2009	$1,000.00
C004445	4-5	19.7	June 12, 2009	$1,000.00
C004446	4	14.7	June 12, 2009	$1,000.00
C004451	4	15.6	June 12, 2009	$1,000.00
C004452	4	17.3	June 12, 2009	$1,000.00
C004453	4	19.9	June 12, 2009	$1,000.00
C004454	4	25.3	June 12, 2009	$2,500.00
C006431	4	15.4	August 28, 2007	$2,500.00
C006432	4	12.6	August 28, 2007	$1,000.00
C006433	4	13.9	August 28, 2007	$1,000.00
C006634	4-5	8.1	August 28, 2007	$1,000.00
C006635	5	4.5	August 28, 2007	$1,000.00
C009461	3	2.0	July 13, 2009	$1,000.00
C009462	3	4.8	July 13, 2009	$1,000.00
C009463	3	22.4	July 13, 2009	$1,000.00
C009464	3	0.4	July 13, 2009	$1,000.00
C0013171	3	24.4	October 29, 2008	$1,000.00
C0013172	3	24.4	October 29, 2008	$1,000.00
C0013173	3	7.1	October 29, 2008	$1,000.00
C0013174	3	14.4	October 29, 2008	$1,000.00
C0013234	3	19.2	November 20, 2008	$1,000.00
C0013235	3	24.0	November 20, 2008	$1,000.00

Currently, a total of $71,308.56 is required during a two year period for exploration expenditures and taxes to keep the property in good standing. Duquesne Gold Mines Ltd. has assured the Company that all of the 2006 taxes are paid to date and that the property is in good standing until the end of 2007. Tax information supplied by Duquesne Gold Mines Ltd. indicates that the claims are in good standing. AMS of Canada Inc. has supplied "Lettres Patentes Minieres for Libro 490 Folio 226" of Le Ministre De L'Energie Et Des Ressources which corresponds to Mining Concession #377 and shows it to be registered under Mines D'Or Duquesne Gold Mines Inc.

The property boundary perimeters for both the unpatented mining claims and the patented Mining Concession are marked by red-painted wood survey posts.

Accessibility, Infrastructure, Climate, Local Resources, and Physiography
The property can be reached by traveling north on all-season/paved Highway 101 from the town of Rouyn-Noranda for approximately 25 kilometers, and is situated immediately north of the town of Renault. An all-weather gravel road leads west off of Highway 101 where it accesses the central section of the property. The western section of the property can be accessed from Highway 393 from an all-weather gravel road / skidder-ATV road that is situated some 4.5 kilometers west of Highway 101 (some 31.5 kilometers northwest of the town of Rouyn-Noranda) and is taken south of Highway 393. The property can also be accessed from Duparquet or La Sarre which are situated west and northwest of the property respectively. The highways are all-season and there is both manpower and heavy earthmoving equipment available from the town of Renault (or if needed from the town of Duparquet or the town of Noranda).

The property has generally flat lying terrain in the southern sections which is covered with glacial sand, gravel and clay; gently undulating terrain in the central sections; and steeply undulating rock knolls in the northwestern sections of the property. Several east-west to northwest-to-southeast trending areas of low-swampy ground cut the central portions of the property; some of which occupy shear or fault zones which are numerous in the vicinity north of the main fault in the area; the Porcupine-Destor Fault. Some of the cliff faces are up to 6.0 to 10.0 meters high, and some of the knolls stand twenty to thirty meters above the swamp levels; many of the steeper knolls being related to diorite or gabbro intrusive rocks.

The vegetation cover in the low-lying swamp areas consists of tag alder, spruce, tamarack, and larch. The trees average between ten to twenty centimeters diameter and are considered immature growth. The vegetation in the higher areas consists of immature birch and poplar or mixtures of these trees. Birch grows on the tops of the rock formations and poplar on the sides or bottoms of the rock formations. These trees average ten centimeters diameter in the eastern sections and up to twenty centimeters diameter in the western sections of the property.

Most of the timber is considered immature in nature and growths are sparse and spread-out. Some areas within the southeast, south-central, north-east, and west sections of the property have been timbered by locals for firewood; a practice with is authorized by the Ministry within areas of crownland.

The Mining Concession patent #377 includes surface, mining, and timber rights. The surface rights for the unpatented claims can be leased for surface as well as mining rights. Permits addressing water, effluents, potential tailings storage areas, potential ore storage areas, potential waste storage areas, and plant processing/manpower living quarters were addressed to the satisfaction of the Quebec Government authorities and the Ministry of the Environment in 1989. It is the opinion of management that these permits are renewable/ attainable without difficulty as the laws remain essentially the same as they were in 1989 and due to the fact that this is a designated historical mining area which has become depressed due to closure of most of the mines in the area.

From 1987 to 1991, Radisson Mining Resources Inc. had complied to orders from the Ministry of the Environment concerning tonnages mined, effluent discharges, and restoration of the site to original. The head-frame was taken down and the shaft cement-capped. All of the waste piles were flattened, power-transmission lines taken down, and only a locked entrance gate existed. Ore material extracted was taken off-site and not processed on site. All trailers and buildings (including head-frame) were taken off site. Final cleanup was approved by the Ministry of the Environment and the Quebec Government authorities and, in the opinion of the Company, there are no environmental concerns outstanding.

History
Exploration work began on the property, by various interest holders, in 1923. In 1941 a shaft was sunk down to 152.4 meters and by 1945 this shaft went to a depth of 266.7 meters. By 1949, the Duquesne Mine consisted of a total of nine levels down to a depth of 390 meters.

Production of gold continued from 1949 until the end of 1952.

Exploration work began again in 1962 when 1993 meters of drilling was completed in fourteen drill holes to test the extension of the ore zone below the seventh level.

In 1986 further exploration work consisting of magnetic surveys, VLF electromagnetic surveys, geological surveys and sampling surveys was completed. Twenty drill holes, consisting of 3,048 meters, were also completed to outline west extensions and parallel zones located north of the Duquesne Mine workings.

In 1987 and 1988 additional surface and underground exploration work consisting of shaft dewatering and rehabilitation, resource calculations, geological mapping and sampling was completed. During this time 37,365 meters of underground exploration drilling and 18,504 meters of surface drilling was also completed.

From 2000 to the present day, Duquesne Gold Mines Ltd., under the exploration management of F.T. Archibald, drilled parallel mineralized zones north of the mine workings and west extensions of the mine workings in areas which were previously only sparsely explored. From 2000 to 2003, the area of intercalated syenite porphyry intrusives and ultramafics was drilled about two hundred meters north of the shaft were there was little exploration work done in the past. Mineralization was encountered.

Phase I Exploration Plan
Reviewing the underground data, including resources still remaining after the last mining extraction that took place in 1991, shows blocked out areas with corresponding values and assay plans. Management believes it would be helpful to digitize all information and data from both the mined stopes and the inferred mineral resources remaining. Management believes that the main "core" of higher values is consistent and continues with a steep westerly and easterly plunge below the ninth level that was the last area mined. This has been confirmed by diamond drilling below the ninth level. If the underground workings are dewatered in the future, a composite survey map of the underground stopes should be compiled. The present underground data, once digitized, should have 3D modeling performed. This would include geological information as related to the different vein systems, and assay values as associated with mined zones and zones still in place.

Management believes that in areas of higher grades and associated mineable widths should be a focus of any future exploration/drill program and work emphasized with the fact that the mineralized zones are generally less than two hundred meters thick and plunge steeply east and west and should be drilled accordingly. Any drill program or sampling program should be done with narrow drill-fence step-outs in mind and that the potential lies with accumulating several mineralized pods for delineating tonnage.

Vein 20, the main zone which was focused on in previous mining operations, can be observed outcropping in several locations west of the mine workings. These areas should be stripped and channel sampled and drilled accordingly; with in mind outlining the west extensions of this zone.

Several gold-bearing mineralized splays within the Duquesne Fault have been located in the northwestern section of the property with several significant surface samples. These zones should be stripped, cleaned, and channel sampled. Geological interpretations can be done once the rock has been cleaned and exposed. Diamond drilling of the most significant areas can be used to determine plunges and extents of the sub-surface structures. Management believes that these zones be delineated by a close-spaced drill program taking into account the narrowness of the mineralized pods within this area; the past/previous drilling biased using a model of a continuous-linear horizontal vein system which is not the case.

The Phase I Program is planned to find other gold-bearing systems with potential for larger tonnage, open pit potential, or shallow underground potential. Management plans a Phase I program with a budget of approximately $1.3 million and consists of: stripping, washing and sampling known extension areas within the mineralized syenite porphyries; in particular extensions of Vein 20 and trenched extensions of the Liz Zone, Shaft Zone, and Nippissing Zone which can be traced eastward onto the property from the adjoining Duquesne West Property. Several two-to-three tier holes should be drilled under zones that return significant surface values; taking into account the plunge and rake of existing zones. Step-outs of up to 100 meters with four-to-five tiers of holes per vein system is planned.

History of the gold-bearing systems in this area are small tonnage pods with potential for higher values; and the potential could be dependent upon outlining several mineralized pods. It is also planned that all of the surface drill holes, most of which are marked only by drill casings, be surveyed with both surface location and down-hole survey to marked attitude and deviations. All of the previous core should be re-logged as it has been noticed that with age the alteration within the core becomes more distinguishable and it is known that gold values within this area are related to certain types of alteration including carbonate, fuchsite, and serecite.

In 2006, logged several of the 1988-to-1995 drill-holes were re-logged and it was found that there were many areas of intense alteration which were simply not assayed and core within these sections should be cut in half and assayed.

The surface area overlying the underground workings appears to have been cleaned and was environmentally approved by the Ministry of the Environment and the Quebec Department of Mines; and there appears to be no existing environmental concerns. All of the previous material mined was milled off the property and there are no existing tailings facility hazards existing on the property.

Phase II Exploration Plan
Phase II will be undertaken, upon intersecting gold mineralized zones indicating both grade and width/tonnage potential. A Phase II Program estimate of approximately $900,000 will be used to drill at depth and down-plunge of any shallow targets of significance located from the Phase I Program; and if gold-bearing systems of significant size are intersected then it is planned to drill tonnage-polygons.

Fiscal 2007 and 2008 Exploration

On 7/9/2007, the Company announced that line-cutting over two detailed grids was half finished and was expected to be completed by mid-July. The grids are spaced at 50 meters apart for tight control. Surface prospecting and mapping was continuing. Some eighty channel/chip samples had been taken within the two areas of which eighteen have been analyzed. An extension of Vein 20 has been located on surface some 350-meters to 500-meters west of the shaft, and this area is presently being stripped and sampled. Diamond drilling of this area was expected to begin in July with closely spaced drill holes spaced 25 meters apart to test the continuity of this zone. During the stripping, a secondary zone, Zone 10, which is associated with the main vein, was uncovered. Three equally spaced holes totaling some 500 meters each were to be drilled below the ninth level to intersect the indicated steep-west plunge of the ore body which appears to both widen and increase in value at depth.

On 7/17/2007, the Company announced that prospecting and sampling of the sectors to the east and west of the Duquesne underground mine working extensions uncovered siliceous mineralized zones within syenite porphyry host rock along the fault contacts with ultramafic and basalt flow and averaging 5.0 to 7.0 meters width on average. Channel and chip samples from these areas are in for assaying. Prospecting and sampling of the northwest sector of the property; in particular those areas associated with extension of the Shaft Zone, Liz Zone and Nippissing Zone from the Duquesne West Property, uncovered encouraging values that are being followed up by detailed stripping and sampling programs. The most encouraging values are associated within a gabbro intrusive along the faulted contact with syenite porphyry. Focus is being made on stripping and detailed sampling of several zones that are returning encouraging values. Drilling of the west extension and east extension of the Zone 20 commenced. Drill hole DQ07-01 was drilled over to Zone 20, but intersected two parallel zones; one at the faulted syenite porphyry/ultramafic contact and one within the fault-associated utramafic. Hole DQ07-02, set behind the collar of the first hole, has intersected Zone 20 over a siliceous-mineralized width of at least 23.0 meters. The core was logged, split, and sent out for assaying.

On 7/18/2007, the Company announced that the first four holes had been completed over the extension of Zone 20 that was the vein from which some 60,000 ounces of gold was mined previously. This zone has now been extended some 305 meters west of the underground workings; and is now being traced further with use of a backhoe excavator that has stripped several mineralized sections of this vein along strike to the west. There is no obvious noticeable trenching or diamond drilling of the vein system within the newly excavated area and the area to the west. The stripping has indicated a well-mineralized chert-quartz vein system of at least 11-to-12 meters true width. New drill holes will be spaced at approximately 25.0 meters apart. Plans are to drill under this zone at below the 300-meter depth to observe the continuity of this vein system. Most of the other gold occurrences along strike with this zone increase in width and value at depth; and the purpose of this program is to increase mineral resource estimates below the mine workings and also along strike with the mine workings to the west.

On 8/7/2007, the Company announced that the first seven BQ core drill holes west of the old workings had been completed, and the results from the first three holes had been received.

Hole DQO7-02	Indicated 3.65 g/t Au over a width of 1.65 meters (section within averaging 4.18 g/t Au over 0.80 meters)
Hole DQO7-03	Indicated 3.60 g/t Au over a width of 4.30 meters (section within averaging 8.63 g/t Au over 1.0 meters)
Hole DQO7-04	Indicated 1.55 g/t Au over a width of 7.70 meters (section within averaging 5.14 g/t Au over 0.80 meters)

The Company continued its exploration program and on November 15, 2007, the Company announced that Drill hole 92-140 intersected vein 20 at a vertical depth of 935 metres and returned values of 76.6 grams per tonne (g/t) gold (Au) over a width of 1.50 metres. Drill hold DQ07-18, drilled at minus 73 degrees, has intersected a number of vein systems, including vein 20, the most significant of the vein systems, at 609 metres below surface.

Vein systems encountered were:

Vein 7 – 512.50 to 515.2 metre interval;
Vein 9 – 552.10 to 555.60 metre interval;
Vein 10 – 579.60 to 582.85 metre interval;
Vein 11 – 596.50 to 598.80 metre interval;
Vein 20 – 639.00 to 645.60 metre interval; and,
Vein 30 – 654.35 to 665.0 metre interval.

The core from the mineralized zones has been split and submitted to Expert Labs of Noranda for assaying.

Drill hole DQ07-19 is being drilled 80 metres east of DQ07-18, at minus 73 degrees, and is expected to intercept vein 20 at about 590 to 650 metres vertical from surface.

Two more holes will be drilled below the old workings, and an additional seven holes will be drilled at depth along veins 10 and 20 to the west of the workings. Nine short holes drilled this summer to about 400 metres along strike averaged 3.89 g/t Au over an average width of 4.63 metres.

4.D. Property, Plant and Equipment
The Company's executive offices are located in premises of approximately 1500 sq.ft. at 580 Hornby Street, #430, Vancouver, British Columbia, Canada V6C 3B6. The Company began occupying these facilities in November 2002.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the three months ended 9/30/2007 and fiscal years ended 6/30/2007, 6/30/2006, and 6/30/2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

Introduction
Upon incorporation in 1981, the Company was in the business of acquiring and exploring mineral properties. At 3/12/2000, faced with unsuccessful exploration results and the inability to finance further mineral property efforts; the Company had divested all of its interest in mineral properties. In March 2000, the Company signed a purchase and sale agreement to acquire controlling interest in a satellite communications industry company; during Fiscal 2001, the acquisition effort was abandoned by the Company. Since that time until September 2006, the Company was in the process of reorganizing and re-evaluating its business operations and future opportunities.

On 9/20/2006, the Company signed an option agreement (amended 5/14/2007 and 6/11/2007) whereby it could acquire all of the issued shares of Duquesne Gold Mines Ltd. ("Duquesne"), a private Canadian mineral exploration company, from the shareholders of Duquesne. The main asset of Duquesne is the Duquesne Gold Project that includes fifty-five mineral claims and one mining concession located in Quebec. Refer to ITEM #4D, "Property, Plant and Equipment; Acquisition Details".

Financing Timeline

On 7/5/2007, the Company closed a non-brokered private placement of 1,999,998 flow-through common shares to five placees who are members of the MineralFields Group at a price of $0.75 per share. Also the placees have received 1,999,998 non flow-through share purchase warrants to purchase 1,999,998 shares at an exercise price of $1.00 per common share until 4/3/2008 and at a price of $1.25 per common share up to 1/3/2009. A finder's fee in the form of 99,999 flow-through common shares and 199,999 non flow-through options on the same terms as the warrants has been issued. These securities had a hold period that expired on 11/3/2007.

On October 9, 2007, the Company completed a non-brokered flow-through private placement of $1,500,000 through the sale of 612,243 flow-through units (FT Units) (each unit consisting of one common share and one warrant) at a price of $2.45 per Unit. Each warrant is exercisable until October 9, 2009 at a price of $2.60 per share. The Company granted 61,224 non-flow-through agent's options exercisable at $2.45 per option until October 9, 2009 as part of a finder's fee. Each option is exercisable into one Unit (each unit consisting of one common share and one warrant). Each warrant is exercisable at $2.60 per share until October 9, 2009. The Company issued 30,612 common shares valued at $73,163 for the remaining finder's fee. The Company also paid $75,000 cash for due diligence fees which have been recorded as share issue costs.

On October 9, 2007, the Company completed a non-brokered private placement of $1,000,000 through the sale of 500,000 hard dollar Units (each unit consisting of one common share and one warrant) at a price of $2.00 per Unit. Each warrant is exercisable until October 9, 2009 at a price of $2.10 per share. The Company granted 50,000 agent's options exercisable at $2.00 per option until October 9, 2009 as part of a finder's fee. Each option is exercisable into one Unit (each unit consisting of one common share and one warrant). Each warrant is exercisable at $2.10 per share until October 9, 2009. The Company issued 25,000 common shares valued at $59,750 for the remaining finder's fee. The Company also paid $50,000 cash for due diligence fees which have been recorded as share issue costs.

Subsequent Events

The following is a summary of significant events and transactions that occurred since September 30, 2007:

During October 2007, the Company continued to change its officers/directors; appointing Harry Miller (Vice President since July 2007) to the Board of Directors and to President/Chief Executive Officer. Nikolaos Segounis, resigned as President/CEO, but remained on the Board of Directors.

On 10/09/2007, the Company closed the aforementioned two private placements, raising $2.5 million (gross).

Three Months Ended September 30, 2007 vs. Three Months Ended September, 30, 2006

The following is a summary of significant events and transactions that occurred during the three-month period ended September 30, 2007:

On July 3, 2007, the Company issued 1,999,998 flow-though shares for the private placement previously announced on April 23, 2007. An additional 99,999 flow-through shares and 199,999 non-flow-through options were issued as finder's fees.

On July 3, 2007, the Company issued 10,000 common shares at a deemed price of $1.85 per share for a total value of $18,500 pursuant to the Duquesne property option agreement.

On July 4, 2007 trading of the Company's shares were changed from the NEX to Tier 2 on the TSX Venture Exchange.

On July 6, 2007, the Company received $10,000 for issuing 50,000 common shares at $0.20 from the exercise of stock options.

On July 11, 2007, the Company announced the appointment of Fred Archibald, P. Geo., APGO/OGQ as Vice-President of Exploration. The Company granted Mr. Archibald 300,000 stock options exercisable at $2.00 per share until July 11, 2009.

On July 12, 2007, the Company announced the appointment of Michael Mason as Vice-President of Corporate Affairs. The Company granted Mr. Mason 400,000 stock options exercisable at $1.90 per share until July 12, 2009.

On August 7, 2007, the Company announced that the first seven BQ core drill holes west of the old workings have been completed, and the results from the first four holes have been received.

On August 22, 2007, the Company announced the resignation of Mike Moustakis from the Board of Directors.

The following events occurred subsequent to September 30, 2007:

Private Placement Completed

On October 9, 2007, the Company completed a non-brokered flow-through private placement of $1,500,000 through the sale of 612,243 flow-through units (FT Units) (each unit consisting of one common share and one warrant) at a price of $2.45 per Unit. Each warrant is exercisable until October 9, 2009 at a price of $2.60 per share. The Company granted 61,224 non-flow-through agent's options exercisable at $2.45 per option until October 9, 2009 as part of a finder's fee. Each option is exercisable into one Unit (each unit consisting of one common share and one warrant). Each warrant is exercisable at $2.60 per share until October 9, 2009. The Company issued 30,612 common shares valued at $73,163 for the remaining finder's fee. The Company also paid $75,000 cash for due diligence fees which have been recorded as share issue costs.

On October 9, 2007, the Company completed a non-brokered private placement of $1,000,000 through the sale of 500,000 hard dollar Units (each unit consisting of one common share and one warrant) at a price of $2.00 per Unit. Each warrant is exercisable until October 9, 2009 at a price of $2.10 per share. The Company granted 50,000 agent's options exercisable at $2.00 per option until October 9, 2009 as part of a finder's fee. Each option is exercisable into one Unit (each unit consisting of one common share and one warrant). Each warrant is exercisable at $2.10 per share until October 9, 2009. The Company issued 25,000 common shares valued at $59,750 for the remaining finder's fee. The Company also paid $50,000 cash for due diligence fees which have been recorded as share issue costs.

On October 10, 2007, the Company announced that the TSX Venture Exchange accepted filing documentation for the non-brokered private placements previously announced on September 17, 2007, October 1, 2007 and October 4, 2007.

Director Appointed

On October 12, 2007, the Company announced that it appointed Mr. Harry Miller to the Company's Board of Directors.

Change of President

On October 23, 2007, Nick Segounis resigned as President of the Company. The Company also announced the appointment of Harry Miller as the Company's new President.

Three Months Ended September 30, 2007 vs. Three Months Ended September 30, 2006

Results of Operations

Summary of Quarterly Results

For the Quarters Ended

	September 30, 2007	September 30, 2006
Total assets	$1,984,782	$609,241
Working capital	1,151,864	532,558
Shareholders' equity	1,932,577	592,590
Income	13,978	5,468
Net income (loss)	(175,131)	(36,164)
Earnings (loss) per share	(0.02)	(0.01)

Significant changes in key financial data from 2006 to 2007 can be attributed to income generated from interest earned on term deposits, $10,000 received from exercised stock options, recognition of stock-based compensation, the issuance of 1,999,998 flow-through common shares for proceeds of $1,499,999 and the commencement of an exploration program on the Duquesne Gold Project.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

The Company had a net loss of $175,131 (2006 – $36,164) during the three month period ended September 30, 2007. Some of the significant expenses are as follows:

- Consulting fees of $4,500 (2006 – $Nil) increased as result of a recently appointed director providing consulting services.

- Filing and transfer agent fees of $12,488 (2006 – $2,778) are significantly higher than the comparative year as a result of fees being incurred for the option agreement with Duquesne Gold Mines Ltd. and the 1,999,998 flow-through private placement which was completed on July 3, 2007.

- Insurance expense of $13,900 (2006 – $Nil) increased significantly as the Company recently obtained Director and Officer liability insurance.

- Investor relations of $53,635 (2006 – $Nil) increased as a result of the Company entering into a 6-week promotional campaign with Take 5 Solutions Inc. of Boca Raton, Florida, U.S.A.

- Office and miscellaneous of $1,370 (2006 – $805) is higher than the comparative year as a result of increased business activity.

- Professional fees (accounting, audit and legal fees) of $6,208 (2006 – $6,441) are similar to the comparative period.

- Stock-based compensation of $89,971 (2006 – $31,266) was recognized in the current year as a result of the Company granting stock options.

- Travel and related expense of $7,013 (2006 – $339) increased significantly from the previous year as a result of increased business activity and work related to the option agreement with Duquesne Gold Mines Ltd.

During the period, the Company earned $13,978 (2006 – $5,468) in interest income from cash held in a term deposit.

Interest income is higher in the current period as a result of the Company successfully having more cash invested in term deposits.

Liquidity and Capital Resources

	September 30, 2007	June 30, 2007
Working capital	$1,151,864	$352,016
Deficit	(2,868,058)	(2,692,927)

Net cash provided by (used in) operating activities during the three month period ended September 30, 2007 was ($141,573) (2006 – $12,393). The cash (used in) provided by operating activities consists primarily of operating costs and the change in non-cash working capital items.

Net cash used in investing activities during the three month period September 30, 2007 was $651,515 (2006 – $60,000). Pursuant to the Duquesne property option agreement, the Company paid $450,000 which was recorded as mineral property acquisition costs.

Net cash provided by financing activities during the three-month period ended September 30, 2007 was $1,433,499 (2006 – $Nil). During the current period the Company received gross proceeds of $1,499,999 from a non-brokered private placement of 1,999,998 flow-through units priced at $0.75 per unit. In the previous fiscal year the Company paid $75,000 in deferred financing costs, which have now been transferred to share issue costs along with the current $1,500 in issue costs. The Company also received $10,000 from the exercise of 50,000 stock options at $0.20 per share.

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company's shareholders and may result in dilution to the value of such interests.

Fiscal 2007 Ended June 30, 2007 vs. Fiscal 2006 Ended June 30, 2006
The following is a summary of significant events and transactions that occurred during the year ended June 30, 2007:

a. On 7/14/2006, the Company granted 923,000 stock options to a director, officer and a former employee that are exercisable at $0.20 per share until 7/14/2008.
b. On 9/20/2006, the Company signed an option agreement whereby it may acquire all of the issued shares of Duquesne Gold Mines Ltd. ("Duquesne"), a private Canadian mineral exploration company, from the shareholders of Duquesne ("Optionor"). The main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.
c. On 11/20/2006, the Company announced the cancellation of 436,500 outstanding stock options that had been granted on 7/14/2006.
d. On 11/20/2006, the Company granted 100,000 stock options that are exercisable at $0.31 per share until 11/20/2008.
e. On 2/20/2007, the Company appointed Dean Rogers as a Director of the Company.
f. On 2/272007, the Company received $31,000 for issuing 100,000 common shares at $0.31 from the exercise of stock options.
g. On 3/7/2007, the Company announced the appointment of Ian Beardmore as the Company's Chief Financial Officer.

h. On 3/7/2007, the Company announced the resignation of Sandra Morton as the Company's Corporate Secretary and the appointment of George Kanolis as the Company's new Corporate Secretary.

i. On 3/7/2007, the Company granted an additional 225,000 options to the two newly appointed officers that are exercisable at $0.77 per share until 3/7/2008.

j. On 4/23/2007, the Company announced a proposed non-brokered private placement of 1,999,998 units priced at $0.75 per unit. Private placement closed on 7/3/2007, subsequent to fiscal yearend, raising $1.5 million.

Selected Annual Data

	Year Ended June 30 2007
Interest Income	$19,191
Net Income (loss)	($345,260)
Basic and Diluted EPS	($0.04)
Working Capital	$352,016
Shareholders Equity	$565,738
Total Assets	$731,538

The Company earns interest income from cash held in a term deposit.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Summary of Quarterly Results

	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Interest Income	$4,426	$4,512	$4,785	$5,468
Net Income (Loss)	($91,460)	($191,039)	($26,597)	($36,164)
EPS	($0.01)	($0.02)	($0.01)	($0.01)
Working Capital	$352,015	$523,428	$516,534	$532,558
Shareholders' Equity	$565,738	$611,599	$586,793	$592,590
Total Assets	$731,538	$614,088	$589,663	$609,241

Results of Operations

The Company had a net loss of ($345,260) [2006 = ($19,718)] during the year ended 6/30/2007. Some of the significant expenses are as follows:

a. Filing and transfer agent fees of $28,126 [2006 = $9,211] were significantly higher than the comparative year as a result of fees being incurred for the option agreement with Duquesne Gold Mines Ltd. and the 1,999,998 flow-through private placement which was completed on 7/3/2007;

b. Office and miscellaneous of $2,393 [2006 = $1,853] is higher than the comparative year as a result of increased business activity;

c. Professional fees [accounting, audit and legal fees] of $42,037 [2006 = $21,119] are significantly higher than the comparative year as a result of more professional services being required for the option agreement with Duquesne Gold Mines Ltd.;

d. Stock-based compensation of $282,510 [2006 = $Nil] was recognized in the current year as a result of the Company granting stock options; and

e. Travel and telephone expense of $8,957 [2006 = $2,592] increased significantly from the previous year as a result of increased business activity and work related to the option agreement with Duquesne Gold Mines Ltd.

During the year, the Company earned $19,191 [2006 = $16,066] in interest income from cash held in a term deposit. Interest income is higher in the current year as a result of the Company successfully negotiating a higher rate of interest for its term deposit.

Net Income (loss) during Fiscal 2007 was ($345,260) versus ($19,718) during the prior fiscal year. Basic and diluted earning (loss) per share was ($0.04) versus ($0.01). Weighted Average Number of Shares used in the calculation of loss per share: 9,269,029 versus 9,299,029.

Liquidity and Capital Resources
Total assets in Fiscal 2007 were higher than the comparative years. The increase was primarily attributed to the capitalization of deferred financing costs and deferred acquisition costs related to the Duquesne Gold Project.

Significant changes in key financial data from 2006 to 2007 can be attributed to income generated from interest earned on term deposits, funds received from exercised stock options, recognition of stock-based compensation, deferred acquisition costs related to the option agreement with Duquesne Gold Mines Ltd. The Company also capitalized $75,000 in deferred financing costs related to the 1,999,998 flow-through private placement that was completed subsequent to end of Fiscal 2007.

The working capital position of the Company decreased during the current fiscal year as a result of increased business activity and incurring costs related to the private placement and option agreement with Duquesne Gold Mines Ltd. On 2/27/2007, the Company received $31,000 for issuing 100,000 common shares at $0.31 from the exercise of stock options.

Cash Used in Fiscal 2007 ended 6/30/2007 Operating Activities totaled ($42,645) including the ($345,260) Net Loss. Significant adjustments included: stock-based compensation related to stock option grants of $282,510; and $20,094 in changes in non-cash working capital balances related to operations. Cash Used in Fiscal 2007 Investing Activities was ($88,990), for deferred acquisition costs. Cash provided from Fiscal 2007 Financing Activities was $31,000, from the exercise of stock options.

Related Party Transactions
During Fiscal 2007, the Company paid or accrued $15,792 (2006 = $7,016) in legal fees to Hemsworth Schmidt, a law firm in which William Schmidt, director of Clifton Star, is a partner, and $35,962 (2006 = $Nil) in geological consulting fees to F.T. Archibald Consulting Ltd., a company controlled by Frederick Archibald, an officer of Clifton Star.

Included in accounts payable is $36,792 (2006 = $2,006) due to a director and companies controlled by common directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments and Other Instruments
The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Credit Risk
The Company does not believe it is subject to any significant credit risk although cash is held in excess of federally insured limits, with major financial institutions.

Fiscal 2006 Ended June 30, 2006 vs. Fiscal 2005 Ended June 30, 2005

The Company spent Fiscal 2006 and Fiscal 2005 in the process of reorganizing and reevaluating its business operations and future opportunities. The Company continued to actively seek out investment opportunities.

The following is a summary of significant events and transactions that occurred during the year:

a. On 8/31/2005, the 375,000 common shares previously held in escrow with a value of $3,750 were cancelled.
b. The Company held its Annual General Meeting on 12/15/2004 in Vancouver, British Columbia. The Company adopted new Articles in order to comply with the Business Corporations Act, SBC 2002.
d. During Fiscal 2005, the Company issued 1,054,000 common shares as a result of the exercise of stock options.
d. A Canadian court ruled in favor of the Company's legal claim against SNT Satcomm Networking Technology Inc. ("Satcomm"), related to a loan to Satcomm associated with a subsequent failed attempted acquisition of Satcomm. The Supreme Court of British Columbia ordered that the counterclaim filed by Satcomm be dismissed. In response, Satcomm filed for bankruptcy after the judgment required them to pay $250,000 plus 10% accrued interest of $107,054. Management of the Company determined the amount not to be collectible due to Satcomm's bankruptcy, and accordingly wrote-off the amount to operations during Fiscal 2004.

Selected Annual Data

	Year Ended June 30, 2006
Interest Income	$16,066
Net Income (loss)	($19,718)
Basic and Diluted EPS	($0.01)
Working Capital	$597,453
Shareholders Equity	$597,488
Total Assets	$608,549

Summary of Quarterly Results

	June 30 2006	March 31 2006	December 31 2005	September 30 2005
Interest Income	$6,643	$3,247	$3,402	$2,774
Net Income (Loss)	($5,473)	($2,625)	($7,178)	($4,442)
EPS	($0.01)	($0.01)	($0.01)	($0.01)
Working Capital	$597,453	$602,922	$605,544	$612,718
Shareholders' Equity	$597,488	$602,961	$605,586	$612,764
Total Assets	$608,549	$604,202	$615,048	$622,211

Cash Used in Fiscal 2006 ended 6/30/2006 for Operating Activities totaled ($26,257), including the ($19,718) Net Loss. Significant adjustments included an increase of receivables of ($9,868), an increase of prepaids of ($1,250), and an increase in accounts payable and accrued liabilities of $4,564. Cash Used in Fiscal 2006 Investing Activities was $nil. Cash provided from Fiscal 2006 Financing Activities was $Nil, as no common shares were issued during the year.

Related Party Transactions

During Fiscal 2007, the Company paid or accrued $7,016 (2005 = $5,089) in legal fees to Hemsworth Schmidt, a law firm in which William Schmidt, director of Clifton Star, is a partner.

Included in accounts payable is $2,006 (2005 = $Nil) due to a related party. This amount is non-interest bearing and has no formal terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments and Other Instruments
The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Fiscal 2005 Ended June 30, 2005 vs. Fiscal 2004 Ended June 30, 2004
The Company spent Fiscal 2005 and Fiscal 2004 in the process of reorganizing and reevaluating its business operations and future opportunities. The Company continued to actively seek out investment opportunities.

There were no significant events and transactions that occurred during the year.

Selected Annual Data

	Year Ended June 30, 2005
Interest Income	$9,453
Net Income (loss)	($24,300)
Basic and Diluted EPS	($0.01)
Working Capital	$617,156
Shareholders Equity	$617,206
Total Assets	$623,703

Summary of Quarterly Results

	June 30 2005	March 31 2005	December 31 2004	September 30 2004
Interest Income	$3,078	$1,763	$2,274	$2,338
Net Income (Loss)	($5,942)	($7,866)	($9,187)	($1,305)
EPS	($0.01)	($0.01)	($0.01)	($0.01)
Working Capital	$617,156	$517,693	$525,553	$534,735
Shareholders' Equity	$617,206	$517,748	$525,614	$534,801
Total Assets	$623,703	$518,702	$528,397	$539,702

Cash Used in Fiscal 2005 ended 6/30/2005 for Operating Activities totaled ($25,384), including the ($24,300) Significant adjustments included an increase of receivables of ($4,044), a decrease of prepaids of $1,250, and an increase in accounts payable and accrued liabilities of $1,689. Cash Used in Fiscal 2005 Investing Activities was $nil. Cash provided from Fiscal 2005 Financing Activities was $62,700, with the entire amount from the issuance of capital stock from the exercise of stock options.

Related Party Transactions
During Fiscal 2005, the Company paid or accrued $5,089 (2004 = $4,863) in legal fees to Hemsworth Schmidt, a law firm in which William Schmidt, director of Clifton Star, is a partner.

Included in accounts payable is $Nil (2004 = $4,400) due to a related party. This amount is non-interest bearing and has no formal terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments and Other Instruments
The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

5.C. Research and development, patents and licenses, etc.
The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D. Trend information
The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's operations or financial condition.

5.E. Off-Balance Sheet Arrangements
The Company has no Off-Balance Sheet Arrangements.

5.F. Tabular disclosure of contractual obligations
Under the terms of the Duquesne Gold Mines Ltd. acquisition agreement, the Company is obligated to make the following expenditures and payments:

Table No. 6
Contractual Obligations

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations					
Capital (Finance) Lease Obligations					
Operating Lease Obligations					
Purchase Obligations	$5,350,000	$1,450,000	$1,450,000	$2,450,000	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements					

5.G. Safe harbor.
Not Applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 7
Directors and Senior Management

January 1, 2008

Name	Positions	Age	Date First Elected or Appointed
Frederick T. Archibald (2)	VP Exploration	56	July 2007
Ian Beardmore (3)(1)	Chief Financial Officer	67	March 2007
George Kanalos (4)	Corporate Secretary	63	March 2007
Michael Mason (5)	VP Corporate Affairs	63	July 2007
Harry Miller (6)(1)	President/CEO/Director	73	July 2007
Dean S. Rogers (7)	Director	72	February 2007
Nikolaos Segounis (8) (1)	Director	64	December 1992

(1) Member of Audit Committee
(2) He spends about 100% of his time on the affairs of the Company.

(3)   He spends about 10% of his time on the affairs of the Company.
(4)   He spends about 1% of his time on the affairs of the Company.
(5)   He spends about 2% of his time on the affairs of the Company.
(6)   He spends about 100% of his time on the affairs of the Company.
(7)   He spends about 5% of his time on the affairs of the Company.
(8)   He spends about 1% of his time on the affairs of the Company.

Frederick Archibald, VP Exploration of the Company, is a professional geologist with over twenty nine years experience. For the past five years he has worked as an independent geological consultant. He is a graduate of Carleton University located in Ottawa, Ontario.

Ian Beardmore, Chief Financial Officer of the Company, is a Chartered Accountant and a member of the British Columbia Institute of Chartered Accountants. He has a Bachelor of Arts degree from the University of British Columbia, received 1964. From 1985 to August 2006, he was associated with the firms of Moen and Company (and its predecessors, Moen & Jorgensen and Jorgensen Beauchamp), Chartered Accountants, where he handled personal and corporate taxation and audits of reporting companies' accounts in the securities area.   Since September 2006, he has been affiliated with Michael T. Studer, CPA, PC of New York; continuing with USA-company audits of reporting companies and other private company accounts.

George Kanalos, Corporate Secretary of the Company, is a self-employed mortgage broker. He has a degree in History from the Gymnasium at Kosice Slovak Republic, received in 1968. He has been President of Eastside Mortgage Company since 1978, full time since 1988. From 1983 to 1988, he held loan officer positions at several banks in Washington, USA.

Michael Mason, VP Corporate Affairs of the Company, is a mining engineer with more than 35 years experience in the minerals industry. He has a B.S. degree in Metallurgical Engineering from the University of Arizona.   Mr. Mason's post-graduate study includes Labor Relations and Metallurgical Engineering and the completion of an MBA from the University of California at Los Angeles. He has held engineering and management positions with numerous well-known firms, including ASARCO, Marc Rich & Co., St. Joe Mineral, Brandeis, Continental Grain, Balfour Maclain, Mtetalleesellschaft, and Novarco. In 1997, he formed a consulting firm, Mineral Services LLC, through which Mr. Mason has provided services to many mineral firms evaluating, developing and/or enhancing the performance of mineral properties and he became actively involved with a number of development firms, including MBMI Resources Inc. In 2002, the shareholders restructured MBMI's management; at which time, Mr. Mason assumed the position of President/Director of the firm. Since 2000, he has been a director of ECU Silver Mines Inc.; since 2004, a director of Global Gold Corp.; and since 2003, a director of Euromax Ltd.

Harry Miller, President/CEO/Director of the Company, has over forty years experience in the management of mining and non-mining public companies. He has a Bachelor of Commerce Degree from the University of British Columbia, received in 1957. In 1999 he founded Medina Coffee Inc. from 1999 and was its President until 2004 when he retired. He was appointed Vice President of Clifton Star in July 2006, Director in October 2007, and President/CEO in October 2007. Mr. Miller is also an officer and director of Preferential Equities Corp., a development stage company that is a reporting issuer in the United States.

Dean S. Rogers, Director of the Company, is a graduate of Queens University (BA in geology – 1958). He is currently a member of the Association of Professional Geologists of Ontario. From 1958 to 1988, he was employed by both major mining and junior exploration companies. He entered private practice in 1988 and has consulted for various major firms including Chevron, Goldfields, Canamax, Pentland Firth, Kinross, TVX and Echo Bay; and from 2003 to 2005 he was a consultant and director for the former Holmer Gold Mines before it amalgamated with Lakeshore Gold.

Nickolaos (Nick) Segounis, Director of the Company, has been a professional investor since September 1970. He is President of Kaplani Holdings Ltd., a private investment company. Mr. Segounis has been an investor in numerous junior resource and development stage companies, and has also served as an officer and director of several junior companies in Canada. Mr. Segounis has been a Director of Clifton Star since December 1992, and served as President of Clifton Star from November 1994 until the appointment of Mr. Miller in October 2007.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Incorporation of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

The Board has adopted a written Code of Business Ethics to promote a culture of ethical business conduct and relies upon the selection of persons to and as directors, officers and employees who they consider to meet the highest ethical standards.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

During the last five years, no material Canadian/USA regulatory actions were taken against any officer/director or companies they were affiliated with.

There are no family relationships between any Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Director Compensation
The Company has no program for compensating Directors for their service as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Senior Management/Director Cash Compensation
Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2007 ended 6/30/2007 was $15,792.

Table No. 8 details compensation paid/accrued for Fiscal 2007/2006/2005 ended June 30th for the Senior Management and Directors.

Table No. 8
Senior Management
Summary Compensation Table

| Name and Principal Position | Fiscal Year | Annual Compensation | | | Long Term Compensation | | | All Other Comp. |
| | | | | | Awards | | Payouts | |
		Salary	Bonus	Other Annual Comp.	Securities Under Option/ SARs Granted	Shares/ Units Subject to Resale Restrictions	LTIP Payouts	
Harry Miller President/CEO	2007	N/A	Nil	Nil	436,500	Nil	Nil	Nil
	2006	N/A	Nil	Nil	Nil	N/A	N/A	Nil
	2005	N/A	Nil	Nil	Nil	N/A	N/A	Nil
Ian Beardmore Chief Financial Officer	2007	Nil	Nil	Nil	150,000	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	N/A	N/A	Nil
	2005	Nil	Nil	Nil	Nil	N/A	N/A	N/A
George Kanalo Corporate Secretary	2007	Nil	Nil	Nil	75,000	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	N/A	N/A	Nil
	2005	Nil	Nil	Nil	Nil	N/A	N/A	Nil
Nikolaos Segounis Former President/CEO	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil	427,000	Nil	Nil	Nil
William Schmidt Former Corp. Secretary	2007	Nil	Nil	Nil	50,000	Nil	Nil	$15,792
	2006	Nil	Nil	Nil	50,000	Nil	Nil	$ 7,016
	2005	Nil	Nil	Nil	Nil	Nil	Nil	$ 5,089

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year
At the beginning of Fiscal 2007, the most recently completed fiscal year, there were no stock options outstanding. During Fiscal 2007, 1,248,000 stock options were granted to Senior Management, Directors, and employees/ consultants. During Fiscal 2007, no SARs (stock appreciation rights) were granted. During Fiscal 2007: 436,500 stock options were cancelled (a former employee); and none were re-priced.

Table No. 9
Stock Option Grants in Fiscal 2007 Ended 6/30/2007 and Fiscal 2008 to 11/30/2007

Name	Number of Options Granted	Percent Of Total Options Granted During Fiscal Year	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Officers/Director						
Harry Miller	436,500	29%	$0.20	07/14/2006	07/14/2008	$0.19
William Schmidt	50,000	3%	$0.20	07/14/2006	07/14/2011	$0.19
Fred Archibald	300,000	20%	$2.00	07/11/2007	07/11/2009	$1.85
Ian Beardmore	150,000	10%	$0.77	03/07/2007	03/07/2009	$0.96
Michael Mason	400,000	26%	$1.90	07/12/2007	07/12/2009	$1.87
George Kanalos	75,000	5%	$0.77	03/07/2007	03/07/2008	$0.96

Consultant	100,000	7%	$2.50	10/19/2007	10/19/2009	
Total O/D	**1,411,500**	**93%**				
Employee/Consultant	**100,000**	**7%**	$0.31	10/20/2006	10/20/2008	$0.42
TOTAL	**1,511,500**	**100%**				

<u>Options/SARs Exercised During The Most Recently Completed Fiscal Year</u>
During the most recently completed fiscal year, 100,000 stock options were exercised by Senior Management, Directors and/or employees/consultants. No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2007 by the Company's Senior Management and Directors. It also gives information concerning stock option values.


Table No. 10
Aggregated Stock Options Exercises in Fiscal 2007
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Senior Management/Directors


Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable
Harry Miller	Nil	Nil	436,500/nil
Ian Beardmore	Nil	Nil	150,000/nil
George Kanalos	Nil	Nil	75,000/nil
William Schmidt	50,000	$90,000	nil

<u>Stock Options</u>.   The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Tables No. 7/8/9/10/11 information about stock options.

<u>Change of Control Remuneration</u>.
The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

<u>Other Compensation</u>.   No Senior Management and/or Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 7, ITEM #6B and ITEM #7B.

<u>Pension/Retirement Benefits</u>.   No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

<u>Bonus/Profit Sharing/Non-Cash Compensation</u>. No Disclosure Necessary
<u>Written Management Agreements</u>. No Disclosure Necessary

6.C. Board Practices
All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Senior Management are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the Board's annual planning process. Through this process, the Board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

The Board has delegated to the President/CEO and other Senior Management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The President/CEO and other Senior Management review the Company's progress in relation to the current operating plan at in-person and telephone-conference Board meetings. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1. Terms of Office. Refer to ITEM 6.A and ITEM 6.C.
6.C.2. Directors' Service Contracts. No Disclosure Necessary

6.C.3. Board of Directors' Committees.
The Company has an Audit and Finance Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Nick Segounis (independent), Harry Miller and Ian Beardmore. The Audit Committee met one time during Fiscal 2007 and has met one time during Fiscal 2008-to-date.

6.D. Employees
As of 11/30/2007, the Company had no employees. As of 6/30/2007 and 6/30/2006, the Company had no employees.

6.E. Share Ownership
The following table lists Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. The table also includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company's voting securities.

```
                              Table No. 11
                Shareholdings of Directors and Senior Management
                     Shareholdings of 5% Shareholders
                              January 8, 2008
```

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Nikolaos Segounis (1)	1,746,500	13.3%
Common	Harry Miller (2)	841,200	6.4%
Common	Ian Beardmore (3)	150,000	1.2%
Common	George Kanalos (4)	75,000	0.6%
Common	Frederick Archibald (5)	300,000	2.3%
Common	Michael Mason (6)	400,000	3.1%
Common	Dean Rogers (7)	Nil	0.0%
	Directors and Senior Management Subtotal	**3,512,700**	**24.3%**

----

(2) 427,000 of these shares represent currently exercisable share purchase options.
(3) 436,500 of these shares represent currently exercisable share purchase options.
(4) 150,000 represent currently exercisable stock options.
(5) 75,000 represent currently exercisable stock options.
(6) 300,000 represent currently exercisable stock options.
(7) 400,000 represent currently exercisable stock options.

Based on 12,663,182 common shares outstanding at 1/8/2008, and warrants and stock options held by each beneficial holder exercisable within sixty days.

Stock Options.   Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the *Business Corporations Act* (British Columbia), and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted its current formal written stock option plan (the "Stock Option Plan") on 12/28/2007.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, officers, and service providers of the Company (and any subsidiary of the Company). For the purposes of the Stock Option Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in TSX Venture Exchange Policy 4.4. In addition, the term "director" is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Currently, the Administrator is the Corporate Secretary of the Company.

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 20% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan. Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised or it expires. The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
(b) options may be exercisable for a maximum of five years from grant date;
(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any Insider and any Associates of such Insider.
(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;
(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;
(f) options held by an option holder will be cancelled as of the date they cease to be a director, officer, or Consultant. If the optionee ceases to be a director, officer, employee, or consultant due to his or her death, than the option held by the optionee shall be exercisable to acquire vested unissued shares at any time up to but not after the earlier of 120 days after the date of death or the expiry date.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in following table, as well as the number of options granted to Directors/Senior Management and all employees/consultants as a group.

Table No. 12
Stock Options Outstanding
January 8, 2008

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors				
Harry Miller	436,500	$0.20	07/14/2006	07/13/2008
Michael Mason	400,000	$1.90	07/12/2007	07/12/2009
Frederick Archibald	300,000	$2.00	07/11/2007	07/11/2009
Ian Beardmore	150,000	$0.77	03/07/2007	03/07/2008
George Kanalos	75,000	$0.77	03/07/2007	04/07/2008
Total Officers/Directors	**1,361,500**			
Employees/Consultants	100,000	$2.50	10/19/2007	10/19/2009
Agents Options	199,999	$1.00 if not, then at $1.25	07/03/2007	04/03/2008 01/03/2009
	111,224	$2.60	10/10/07	10/10/09
Total	**1,772,723**			

39

The Company also has a Finance Committee, which consists of William E. Schmidt (former director), Harry Miller and Nick Segounis. The Company also has a Corporate Governance Committee, which consists of Harry Miller and Nick Segounis.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E, and Tables No. 8/9/10/11.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders (five percent) direct/indirect holdings of common shares.

	Shares Owned 6/30/2007	Shares Owned 6/30/2006	Shares Owned 6/30/2005
Nickolaos Segounis	1,319,500	1,649,500	1,113,667
Michael Moustakis	1,048,000	1,008,999	698,666
Harry Miller	404,700	Nil	Nil
Bill Schmidt	11,000	11,000	11,000
Ian Beardmore	Nil	Nil	Nil
Michael Mason	Nil	Nil	Nil
Frederick Archibald	Nil	Nil	Nil
George Kanalos	Nil	Nil	Nil
Dean Rogers	Nil	Nil	Nil

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. On 11/30/2007, the Company's shareholders' list showed 12,663,182 common shares outstanding, with 44 registered shareholders. 38 of these shareholders were resident in Canada, holding 12,277,282 common shares (representing about 97% of the issued/outstanding shares); 6 registered shareholders were resident in the United States, holding 385,900 common shares (representing about 3%); and no registered shareholders were resident in other countries.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 200 "holders of record" in Canada, holding approximately 97% of the outstanding shares of the Company, and over 225 beneficial owners that own 100% of its common shares.

7.A.3. Control of Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, United States' residents, and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements.
        No Disclosure Necessary

7.B. Related Party Transactions
During Fiscal 2007/2006/2005, the Company paid and/or accrued $15,792, $7,016, and $5,089 in legal fees to a Hemsworth Schmidt, a law firm of which William Schmidt, a then Company's director/officer, is a partner.

During Fiscal 2007, the Company paid and/or accrued $35,962 in geological consulting fees to F.T. Archibald Consulting Ltd., a company controlled by Frederick Archibald, an officer of the Company.

Included in accounts payable at 6/30/2007, 6/30/2006 and 6/30/2005 is: $36,792, $2,006, and $nil due to a director and to companies controlled by common directors.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 11/30/2007, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel
--- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of Davidson & Company LLP, Chartered Accountants are included herein immediately preceding the financial statements.

    a.   Audited Financial Statements:
         For Fiscal 2007/2006/2005 Ended June 30th
    b.   Un-Audited Interim Financial Statements:
         Three Months Ended 9/30/2007 and 9/30/2006

8.A.7. Legal/Arbitration Proceedings
On 9/19/2007, the Company received a statement of claim from a former employee and a consultant. The compensation sought in the claim is as follows:

    a.   An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.
    b.   An order requiring the delivery of 436,500 options exercisable at $0.20 per share be granted to the former employee.
    c.   The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

It is the opinion of the Company's management that the statement of claim is without merit and the Company intends to defend the claim vigorously. The outcome of the legal claim cannot be estimated at this point in time and no provision for the claim has been recorded in these financial statements.

Other than described above, the Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. Other than described above, the Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
No undisclosed significant changes have occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9.   THE OFFER AND LISTING

9.A. Common Share Trading Information
The Company's common shares began trading on the TSX Venture Exchange (and its predecessors) in Vancouver, British Columbia, Canada, on April 15, 1985. The current stock symbol is "CFO". The CUSIP number is 18713J108, and the ISIN number is CA18713J1084.

The following table lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last ten fiscal quarters; and the last five fiscal years.

Table No. 13
TSX Venture Exchange
Common Shares Trading Activity
Canadian Dollars

Period Ended	High	Low	Closing
Monthly			
December 2007	$2.16	$1.00	$2.15
November 2007	$2.62	$1.60	$1.81
October 2007	$2.65	$2.08	$2.20
September 2007	$2.60	$2.10	$2.50
August 2007	$2.46	$1.30	$2.30
July 2007	$2.30	$1.85	$2.25
Quarterly			
12/31/2007	$2.65	$1.00	$2.15
9/30/2007	$2.60	$1.30	$2.50
6/30/2007	$2.02	$0.72	$1.85
3/31/2007	$0.96	$0.60	$0.80
12/31/2006	$0.60	$0.35	$0.60
9/30/2006	$0.68	$0.12	$0.50
6/30/2006	$0.30	$0.16	$0.18
3/31/2006	$0.25	$0.10	$0.25
12/31/2005	$0.15	$0.09	$0.10
9/30/2005	$0.15	$0.09	$0.15
Yearly			
6/30/2007	$2.02	$0.12	$1.85
6/30/2006	$0.30	$0.09	$0.18
6/30/2005	$0.17	$0.07	$0.13
6/30/2004	$0.16	$0.07	$0.15
6/30/2003	$0.13	$0.06	$0.10

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from the Toronto Stock Exchange; both exchanges are owned by the TSX Group.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is a reporting company listed on the Toronto Stock Exchange.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity is handled by Market Regulation Services Inc. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow them to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, the registrar and transfer agent for the common shares.

<u>Common Share Description</u>
All of the common shares without par value in the capital of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of common shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each common share carries with it the right to one vote. There are no pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital attaching to the common shares.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the board of directors.

Provision as to the modification, amendment or variation of the rights attached to the common shares is contained in the Company's articles and the *Business Corporations Act* (British Columbia). Generally speaking, substantive changes to the Company's share capital require the approval of the shareholders by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of the common shares.

The Company's Articles and the *British Columbia Corporations Act* contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-third vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:
   a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
   b. Giving financial assistance under certain circumstances;
   c. Certain conflicts of interest by Directors;
   d. Disposing of all/substantially all of Company's undertakings;
   e. Removing Director before expiration of his term of office;
   f. Certain alterations of share capital;
   g. Changing the Company name; and
   h. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

<u>Stock Options</u>
Refer to ITEM #6E and Tables No. 7/8/9/10/11 for additional information.

<u>Warrants</u>
The following table lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements and are non-transferable.

```
                          Table No. 14
                Share Purchase Warrants Outstanding
                         January 8, 2008
```

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
July 3, 2007	1,999,998	1,999,998	$1.00	$1.25	January 3, 2009
October 10, 2007	500,000	500,000	$2.10	$2.10	October 10, 2009
October 10, 2007	612,243	612,243	$2.60	$2.60	October 10, 2009

9.A.6.   Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
          --- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
The common shares trade on the TSX Venture Exchange in Canada. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital. As of 9/30/2007, 6/30/2007 and 6/30/2006, the authorized capital of the Company was 100,000,000 common shares without par value. At these dates, there were 11,495,327, 9,335,330 and 9,235,330 common shares issued and outstanding, respectively.

10.A.2. Shares Not Representing Capital.
10.A.3. Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to Tables No. 7/8/9/10/11 ---

10.A.6. History of Share Capital
The Company has financed its operations through funds raised in public/private placements of common shares; shares issued for assets; shares issued for finder's fees; and shares issued upon exercise of stock options and share purchase warrants.

Effective Date of Issuance	Security Issued	Number of Securities	Price	Gross Proceeds	Process/ Consideration
Fiscal 2005	Nil				
Fiscal 2006	Nil				
Fiscal 2007	Common Shares	100,000	$0.31	$31,000	Stock Option Exercise
7/3/2007	Flow-Through Units	1,999,998	$0.75	$1,499,999	Private Placement

7/3/2007	Flow-Through Common Shares	99,999	$nil	$nil	Finder's Fee
7/3/2007	Common Shares	10,000	$1.85	$18,500	Property Acquisition
7/6/2007	Common Shares	50,000	$0.20	$10,000	Stock Option Exercise
10/10/2007	Flow-Through Units	612,243	$2.45	$1,499,995	Private Placement
10/10/2007	Common Shares	30,612	$nil	$nil	Finder's Fee
10/10/2007	Units	500,000	$2.00	$1,000,000	Private Placement
10/10/2007	Common Shares	25,000	$nil	$nil	Finder's Fee

10.A.7. Resolutions/Authorizations/Approvals
--- No Disclosure Necessary ---

10.B.   Memorandum and Articles of Association

The Company was incorporated by Articles of Incorporation under the Companies Act (British Columbia) on 4/30/1981 under the name "Houstonia Resources Ltd.". The Company changed its name to Clifton Star Resources Inc. on 11/8/1982. At the Company's annual general meeting held 12/15/2004, the Company adopted new Articles to comply with the new British Columbia Corporations Act.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company's Articles and Bylaws and Division 3 of the Corporations Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm..

Article 16 of the Company's bylaws address the duties of the directors, and Article 19 addresses Committees of the Board of Directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Corporations Act.

Article 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

- Borrow money in a manner and amount, on any security, from the sources and upon the terms and conditions that they consider appropriate;
- Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

46

- Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
- Mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security, on the whole or any part of the present and future assets and undertaking of the Company.

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

Article 21 provides for the mandatory indemnification of Directors, former director or alternate directors, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the Corporations Act. The indemnification includes the mandatory payment of expenses.

The rights, preferences and restrictions attaching to each class of the Company's shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Article 9, the Company may by special resolution:

(1) Create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;
(2) increase, reduce, or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;
(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;
(4) if the Company is authorized to issue shares of a class of shares with par value:
 (a) decrease the par value of those shares; or
 (b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
(6) alter the identifying name of any of its shares; or
(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Corporations Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Corporations Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company's Articles has been filed as an exhibit to this Registration Statement.

10.C. Material Contracts

a. Share Acquisition Agreement between the Company, Duquesne and the shareholders of Duquesne; dated 9/20/2006, as amended on 5/14/2007 and 6/11/2007.

A copy of this contract has been filed as an exhibit to this Registration Statement.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., "Taxation" below.

Restrictions on Share Ownership by Non-Canadians
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company's capital stock was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the Company's common shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable years ended 6/30/2007 or 6/30/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company's auditors for its financial statements for fiscal years ended 6/30/2007, 6/30/2006, and 6/30/2005, were Davidson & Company LLP, Chartered Accountants, 609 Granville Street, Suite 1200, PO Box 10372, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G6. They are members of the British Columbia Institute of Chartered Accountants. Their report for the fiscal periods ended 6/30/2007, 6/30/2006 and 6/30/2005 is included with the related financial statements in this Registration Statement with their consent. Refer to Exhibit #15.

10.H.   Documents on Display

The Company's documents can be viewed at its Canadian office, located at: 580 Hornby Street, #430, Vancouver, British Columbia, Canada V6C 3B6. Upon the effectiveness of this Form 20-F, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the "SEC").   The Company's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer, as defined in Section 240.12b-2; and thus, Item #11 is not applicable.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.   Debt Securities   --- No Disclosure Necessary ---
12.B.   Warrants and Rights   --- Refer to ITEM #9, "Warrants"
12.C.   Other Securities   --- No Disclosure Necessary ---
12.D.   American Depository Shares -- No Disclosure Necessary ---

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS
--- No Disclosure Necessary ---

ITEM 15.   CONTROLS AND PROCEDURES
--- Not Applicable ---

ITEM 16.   RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
--- Not Applicable ---

PART III

ITEM 17.   FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.   The audit reports of Davidson & Company LLP, Chartered Accountants included herein immediately preceding the audited financial statements.

A. <u>Audited Financial Statements</u>
   Auditor's Report, dated 9/20/2007
   Balance Sheets at 6/30/2007 and 6/30/2006
   Statements of Operations and Deficit
     for the years ended 6/30/2007, 6/30/2006, and 6/30/2005
   Statements of Cash Flows
     for the years ended 6/30/2007, 6/30/2006, and 6/30/2005
   Notes to Financial Statements

B. <u>Un-Audited Interim Financial Statements</u>
   Balance Sheets at 9/30/2007 and 6/30/2007
   Statements of Operations and Deficit
     for the Three Months Ended 9/30/2007 and 9/30/2006
   Statements of Cash Flows
     for the Three Months Ended 9/30/2007 and 9/30/2006
   Notes to Financial Statements

ITEM 18.   FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.   EXHIBITS

1. Notice of Articles and Articles of Incorporation as currently in effect:
   1.1.1 Certificate of Incorporation; dated 04/30/1981
   1.1.2 Certificate of Name Change,   dated 11/08/1982

   1.2.   Articles and By-Laws, dated 11/16/2004

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts:
   a. Share Acquisition Agreement between the Company, Duquesne and the
       shareholders of Duquesne; dated 9/20/2006, as amended on14/2007 and
       6/11/2007

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary
8. List of Subsidiaries: No Disclosure Necessary
9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16B: No Disclosure Necessary

12i: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)
12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13i. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
      Section 1350 of Chapter 63 of Title 18 of the United States Code
13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
      Section 1350 of Chapter 63 of Title 18 of the United States Code

14. Legal Opinion required by Instruction 3 of ITEM 7B:
     No Disclosure Necessary

15. Additional Exhibits:
   a. Consent of Davidson & Company LLP, Chartered Accountants, dated 2/27/2008
   b. Code of Ethics, dated 6/1/2005
   C. Stock Option Plan

CLIFTON STAR RESOURCES INC.

FINANCIAL STATEMENTS

JUNE 30, 2007

(Expressed in Canadian Dollars)

DAVIDSON & COMPANY LLP   Chartered Accountants   A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Clifton Star Resources Inc.

We have audited the balance sheets of Clifton Star Resources Inc. as at June 30, 2007 and 2006 and the statements of operations and deficit, and cash flows for the years ended June 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and cash flows for the years ended June 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada   Chartered Accountants

September 20, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 20, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada   Chartered Accountants

September 20, 2007



1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CLIFTON STAR RESOURCES INC.
BALANCE SHEETS
AS AT JUNE 30
(Expressed in Canadian Dollars)

	2007	2006
ASSETS		
Current		
Cash	$ 491,534	$ 592,169
Receivables	22,995	15,095
Prepaids	3,287	1,250
	517,816	608,514
Equipment (Note 3)	24	35
Deferred acquisition costs (Note 4)	138,698	-
Deferred financing costs (Note 12)	75,000	-
	$ 731,538	$ 608,549
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 165,800	$ 11,061
Shareholders' equity		
Capital stock (Note 5)	3,004,264	2,941,405
Contributed surplus (Note 5)	254,401	3,750
Deficit	(2,692,927)	(2,347,667)
	565,738	597,488
	$ 731,538	$ 608,549

Nature of operations (Note 1)
Subsequent events (Note 12)

On behalf of the Board:

_____"Nick Segounis"_____ Director _____"Harry Miller"_____ Director

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED JUNE 30
(Expressed in Canadian Dollars)

	2007	2006	2005
ADMINISTRATION EXPENSES			
Amortization	$ 11	$ 15	$ 21
Filing and transfer agent fees	28,126	9,211	14,467
Office and miscellaneous	2,393	1,853	1,975
Professional fees	42,037	21,119	15,134
Shareholder costs	417	994	-
Stock-based compensation (Note 5)	282,510	-	-
Travel and telephone	8,957	2,592	2,156
	(364,451)	(35,784)	(33,753)
OTHER ITEMS			
Interest income	19,191	16,066	9,453
Loss for the year	(345,260)	(19,718)	(24,300)
Deficit, beginning of year	(2,347,667)	(2,327,949)	(2,303,649)
Deficit, end of year	$ (2,692,927)	$ (2,347,667)	$ (2,327,949)
Basic and diluted loss per common share	$ (0.04)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	9,269,029	9,299,029	8,649,240

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED JUNE 30
(Expressed in Canadian Dollars)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the year	$ (345,260)	$ (19,718)	$ (24,300)
Items not affecting cash			
Amortization	11	15	21
Stock-based compensation	282,510	-	-
Changes in non-cash working capital items:			
Increase in receivables	(7,900)	(9,868)	(4,044)
(Increase) decrease in prepaids	(2,037)	(1,250)	1,250
Increase in accounts payable and accrued liabilities	30,031	4,564	1,689
Net cash used in operating activities	(42,645)	(26,257)	(25,384)
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital stock issued	31,000	-	105,400
Net cash provided by financing activities	31,000	-	105,400
CASH FLOWS FROM INVESTING ACTIVITIES			
Deferred acquisition costs	(88,990)	-	-
Net cash used in investing activities	(88,990)	-	-
Change in cash during the year	(100,635)	(26,257)	80,016
Cash, beginning of year	592,169	618,426	538,410
Cash, end of year	$ 491,534	$ 592,169	$ 618,426

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

1. **NATURE OF OPERATIONS**

Clifton Star Resources Inc. ("the Company") is incorporated under the laws of British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the year. Actual results could differ from those reported.

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Equipment

Equipment, which is comprised of office equipment, is recorded at cost and amortized using the declining balance method at a rate of 30% per annum.

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Mineral properties and deferred exploration costs

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.   A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related long-lived asset.

Future Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

2.   **SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Flow-through common shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences. When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance are recognized as a recovery of income taxes in the statement of operations.

3.   **EQUIPMENT**

	2007	2006
Office equipment	$ 8,414	$ 8,414
Less: accumulated amortization	(8,390)	(8,379)
	$ 24	$ 35

4. MINERAL PROPERTY ACQUISITION

The Company signed an option agreement dated September 20, 2006 whereby it may acquire all of the issued shares of Duquesne Gold Mines Ltd. ("Duquesne"), a private Canadian mineral exploration company, from the shareholders of Duquesne ("Optionor"). The main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

On September 26, 2006, the Company paid Duquesne a non-refundable deposit of $60,000 which will be used to make exploration expenditures on the property to satisfy assessment work requirements.

On or before nine calendar months from the date of execution of the agreement, the Company shall perform such due diligence as is required and shall make a decision whether or not to exercise this option and shall deliver to the Duquesne shareholders written notice of that decision. On June 20, 2007, the Company's management decided to exercise the option. Upon the decision being made, the Company has a commitment to issue 10,000 common shares (issued subsequent to June 30, 2007) of the Company to the Optionor, pay $1,800,000 ($450,000 paid subsequent to June 30, 2007) cash over a three-year period and spend $4,000,000 of exploration expenditures on the property during a four-year period.

The Optionor will retain a 3% Net Smelter Return Royalty ("NSR") while the Company has the option to purchase from the Optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

On May 14, 2007, the Company amended the September 20, 2006 agreement with Duquesne Gold Mines Ltd as follows:

Upon expenditure of the exploration expenditures on the property, the Optionor shall thereafter be entitled to 5% of the gross overriding revenue ("GOR") from the production and sale of minerals from the property. Duquesne shall pay the GOR to the optionee within 30 days of each calendar quarter. For this purpose, gross revenue shall be calculated as if all minerals are sold at fair market value in an arm's length transaction, provided that the sale price shall be reduced for the cost of transportation from the mine site to the point of sale. The GOR shall be computed using the date of sale.

The NSR retained by the shareholders under the terms of the agreement shall have priority over the aforesaid GOR, and notwithstanding the previous paragraph, the GOR shall not be paid unless and until the NSR has first been paid to the shareholders for the calendar quarter involved.

Due diligence costs of $138,698 related to the acquisition, consisting of a non-refundable deposit, legal, accounting and geological consulting fees are recorded as deferred acquisition costs.

CLIFTON STAR RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2007
(Expressed in Canadian Dollars)

5.   CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Balance as at June 30, 2005	9,610,330	$ 2,945,155	$ -
Cancelled escrow shares	(375,000)	(3,750)	3,750
Balance as at June 30, 2006	9,235,330	2,941,405	3,750
Exercise of stock options	100,000	31,000	-
Contributed surplus on exercised stock options	-	31,859	(31,859)
Stock-based compensation	-	-	282,510
Balance as at June 30, 2007	9,335,330	$ 3,004,264	$ 254,401

Stock options

The Company adopted a stock option plan (the "Stock Option Plan) on December 14, 2006. The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed 5 years. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan is 1,856,066 shares. Within a one-year period, the number of options granted shall not exceed 20% of the issued and outstanding shares. The minimum option vesting requirements shall be 12.5% of the option upon TSX Venture Exchange approval and 12.5% every three months thereafter.

	Number of Options	Weighted Average Exercise Price
Outstanding, June 30, 2005	-	$ -
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Outstanding, June 30, 2006	-	-
Granted	1,248,000	$ 0.31
Exercised	(100,000)	0.31
Cancelled	(436,500)	0.20
Outstanding, June 30, 2007	711,500	$ 0.38
Number of options currently exercisable	711,500	$ 0.38

CLIFTON STAR RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2007
(Expressed in Canadian Dollars)

5.   **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd…)

Stock options (cont'd…)

As at June 30, 2007, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
486,500	$ 0.20	July 14, 2008
225,000	0.77	March 7, 2008

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted. The fair value of each stock option granted is estimated on the date of granting using the Black-Scholes option-pricing model.

Options granted during the year ended June 30, 2007 were vested immediately upon granting as those options were granted before the new Stock Option Plan was approved by the TSX Venture Exchange.

For the year ended June 30, 2007, $282,510 (2006 - $Nil; 2005 - $Nil) has been recognized on the statement of operations and deficit with a corresponding entry to contributed surplus on the balance sheet.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the year:

	2007	2006	2005
Risk-free interest rate	4.13%	-	-
Expected life of options	1.26 years	-	-
Annualized volatility	147.68	-	-
Dividend rate	0.00%	-	-

6.   **RELATED PARTY TRANSACTIONS**

During the year ended June 30, 2007, the Company paid or accrued $15,792 (2006 - $7,016; 2005 - $5,089) in legal fees to a law firm of which one of the Company's directors is a partner, and $35,962 (2006 - $Nil; 2005 - $Nil) in geological consulting fees to a company controlled by a director of the Company.

Included in accounts payable is $36,792 (2006 – $2,006) due to a director and companies controlled by common directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.   **SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS**

The significant non-cash transaction during the year ended June 30, 2007 were as follows:

a) The Company accrued deferred financing costs of $75,000 in accounts payable.

b) The Company accrued deferred acquisition costs of $49,708 in accounts payable.

c) The Company allocated $31,859 for stock options exercised during the year to capital stock from contributed surplus.

The significant non-cash transaction during the year ended June 30, 2006 was as follows:

a) On August 31, 2005, the 375,000 common shares previously held in escrow with a value of $3,750 were cancelled.

There were no significant non-cash transactions during the year ended June 30, 2005.

8.   **INCOME TAXES**

Income tax expense (recovery) varies from the amount that would be computed by applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2007	2006	2005
Loss for the year	$ (345,260)	$ (19,718)	$ (24,300)
Expected income tax recovery	$ (121,255)	$ (7,319)	$ (8,651)
Non deductible expenses	98,623	-	-
Unrecognized benefit of non-capital losses	22,632	7,319	8,651
Actual income tax recovery	$ -	$ -	$ -

8.   INCOME TAXES (cont'd…)

The significant components of the Company's future tax assets are as follows:

	2007	2006
Net operating loss carry forwards	$ 60,000	$ 50,000
Net capital loss carry forwards	22,000	22,000
Cumulative exploration and development expenses	331,000	396,000
	413,000	468,000
Less: valuation allowance	(413,000)	(468,000)
Net future tax assets	$ -	$ -

The Company has non-capital losses of approximately $190,000 which may be carried forward and applied against taxable income in future years. These losses, if unutilized, will expire through 2027. The Company also has approximately $280,000 in capital losses available for carry-forward indefinitely. Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $1,196,000 available to reduce taxable income of future years.

9.   SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on acquisition and exploration of mineral properties in Canada.

10.   FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

11.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

11.   **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES** (cont'd…)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2007			2006		
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP
Current assets	$ 517,816	$ -	$ 517,816	$ 608,514	$ -	$ 608,514
Equipment	24	-	24	35	-	35
Deferred acquisition costs	138,698	(138,698)	-	-	-	-
Deferred financing costs	75,000	-	75,000	-	-	-
	$ 731,538	$ (138,698)	$ 592,840	$ 608,549	$ -	$ 608,549
Current liabilities	$ 165,800	$ -	$ 165,800	$ 11,061	$ -	$ 11,061
Shareholders' equity	565,738	(138,698)	$ 427,040	597,488	-	597,488
	$ 731,538	$ (138,698)	$ 592,840	$ 608,549	$ -	$ 608,549

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2007	2006	2005
Loss for the year, Canadian GAAP	$ (345,260)	$ (19,718)	$ (24,300)
Adjustments:			
Deferred acquisition costs	(138,698)	-	-
Loss for the year, United States GAAP	$ (483,958)	$ (19,718)	$ (24,300)
Basic and diluted loss per common share, United States GAAP	$ (0.05)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding, United States GAAP	9,269,029	9,299,029	8,649,240

11.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2007	2006	2005
Net cash used in operating activities,			
Canadian GAAP	$ (42,645)	$ (26,257)	$ (25,384)
Deferred acquisition costs	(88,990)	-	-
Net cash used in operating activities, United States GAAP	$ (131,635)	$ (26,257)	$ (25,384)
Net cash provided by financing activities, Canadian GAAP			
and United States GAAP	$ 31,000	$ -	$ 105,400
Net cash used in investing activities, Canadian GAAP	$ (88,990)	$ -	$ -
Deferred acquistion costs	88,990	-	-
Net cash used in investing activities, United States GAAP	$ -	$ -	$ -

(a)   Mineral property interests and deferred exploration costs

Under Canadian GAAP, the Company accounts for mineral properties as described in note 2.

Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred. The Company also considers the provisions of EITF 04-02 "Whether Mineral Rights are Tangible or Intangible Assets" which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

For the year ended June 30, 2007, the Company classified $138,698 of its deferred acquisition costs as mineral property deferred exploration costs. Therefore, this amount has been expensed under United States GAAP. There is no difference between Canadian GAAP and United States GAAP in the accounting for mineral property interests and deferred exploration costs for the years ended June 30, 2006 and 2005.

11. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES** (cont'd…)

(b) **Impact of recent United States accounting pronouncements:**

i) In June 2006, FASB issued Financial Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS Statement No. 109*". This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for fiscal years commencing after December 15, 2006. The Company has not yet determined the extent of the impact the adoption of this standard will have on the Company's results of operations or financial position.

ii) In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"*. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently assessing the impact of SFAS No. 157 on our financial position and results of operations.

iii) In February, 2007, the FASB issued SFAS No. 159 *"The Fair Value Option for Financial Assets and Financial Liabilities"*. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our financial position and results of operations.

12.   **SUBSEQUENT EVENTS**

Private Placements

On July 3, 2007, the Company completed a non-brokered private placement by issuing 1,999,998 flow-through units priced at $0.75 per unit. Each unit consists of one flow-through common share and one non-flow through warrant. Each warrant is exercisable from the closing date of the private placement at $1.00 per share in the first nine months and then at $1.25 per share in the following nine months.

The Company issued an additional 99,999 flow-through shares and 199,999 non-flow-through agent's options as finder's fees. The agent's options have the same exercise terms as the units issued in the private placement.

$75,000 of due diligence fees, payable to the agent is recorded as deferred financing costs as at June 30, 2007.

On September 12, 2007, the Company entered into an agreement with First Canadian Securities, a division of Limited Market Dealer Inc., to proceed with a private placement offering of Hard-Dollar Units (the "Units") to raise gross proceeds of up to $1,000,000.

The company will issue a cash finder's fee of 5% of the gross proceeds received by the Company and a finder's option on the same terms as the Units, equal to 10% of the number of Units sold, and reimburse the finder reasonable expenses incurred in connection with the offering.

Stock Options Exercised

On July 6, 2007, the Company received $10,000 for issuing 50,000 common shares at $0.20 from the exercise of stock options.

Stock Options Granted

On July 11, 2007, the Company granted a director 300,000 stock options exercisable at $2.00 per share until July 11, 2009.

On July 12, 2007, the Company granted an officer 400,000 stock options exercisable at $1.90 per share until July 12, 2009.

Legal Claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant. The compensation sought in the claim is as follows:

a)   An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

b)   An order requiring the delivery of 436,500 options exercisable at $0.20 per share be granted to the former employee.

c)   The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

It is the opinion of the Company's management that the statement of claim is without merit and the Company intends to defend the claim vigorously. The outcome of the legal claim cannot be estimated at this point in time and no provision for the claim has been recorded in these financial statements.

CLIFTON STAR RESOURCES INC.

FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED
SEPTEMBER 30, 2007

CLIFTON STAR RESOURCES INC.
BALANCE SHEETS
(Unaudited – Prepared by Management)

	September 30, 2007	June 30, 2007
ASSETS		
Current		
Cash	$ 1,131,945	$ 491,534
Receivables	32,307	22,995
Prepaids	39,817	3,287
	1,204,069	517,816
Equipment (Note 3)	-	24
Deferred acquisition costs	-	138,698
Deferred financing costs	-	75,000
Mineral property and deferred exploration costs (Note 4)	780,713	-
	$ 1,984,782	$ 731,538
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 52,205	$ 165,800
Shareholders' equity		
Capital stock (Note 5)	4,216,518	3,004,264
Contributed surplus (Note 5)	584,117	254,401
Deficit	(2,868,058)	(2,692,927)
	1,932,577	565,738
	$ 1,984,782	$ 731,538

Nature of operations (Note 1)
Contingency (Note 10)
Subsequent events (Note 11)

On behalf of the Board:

_____ Director   _____ Director

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2007	Three Month Period Ended September 30, 2006
ADMINISTRATION EXPENSES		
Amortization	$ 24	$ 3
Consulting	4,500	-
Filing and transfer agent fees	12,488	2,778
Insurance	13,900	-
Investor relations	53,635	-
Office and miscellaneous	1,370	805
Professional fees	6,208	6,441
Stock-based compensation (Note 5)	89,971	31,266
Travel and related	7,013	339
	(189,109)	(41,632)
OTHER ITEMS		
Interest income	13,978	5,468
Loss for the period	(175,131)	(36,164)
Deficit, beginning of period	(2,692,927)	(2,347,667)
Deficit, end of period	$ (2,868,058)	$ (2,383,831)
Basic and diluted loss per common share	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding	11,423,262	9,235,330

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2007	Three Month Period Ended September 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (175,131)	$ (36,164)
Items not affecting cash		
Amortization	24	3
Stock-based compensation	89,971	31,266
Changes in non-cash working capital items:		
Increase (decrease) in receivables	(9,312)	11,786
Increase in prepaids	(36,530)	(88)
Increase (decrease) in accounts payable and accrued liabilities	(10,595)	5,590
Net cash provided by (used in) operating activities	(141,573)	12,393
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	1,433,499	-
Net cash provided by financing activities	1,433,499	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral property costs	(651,515)	-
Deferred expenditures	-	(60,000)
Net cash used in investing activities	(651,515)	(60,000)
Change in cash during the period	640,411	(47,607)
Cash, beginning of period	491,534	592,169
Cash, end of period	$ 1,131,945	$ 544,562

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
SEPTEMBER 30, 2007

_____

1.   **BASIS OF PRESENTATION**

The financial statements contained herein include the accounts of Clifton Star Resources Inc. (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements for the year ended June 30, 2007 and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.   **NATURE OF OPERATIONS**

The Company is incorporated under the laws of British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

3.   **EQUIPMENT**

	September 30, 2007	June 30, 2007
Office equipment	$ 8,414	$ 8,414
Less: accumulated amortization	(8,414)	(8,390)
	$ -	$ 24

CLIFTON STAR RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
SEPTEMBER 30, 2007

---

4. MINERAL PROPERTY AND DEFERRED EXPLORATION COSTS

The Company signed an option agreement dated September 20, 2006 whereby it may acquire all the issued shares of Duquesne Gold Mines Ltd. ("Duquesne"), a private Canadian mineral exploration company, from the shareholders of Duquesne ("Optionor"). The Main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

To earn its interest in the property, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($450,000 paid to date) cash over a three-year period and spend $4,000,000 of exploration expenditures on the property during a four-year period.

The optionor will retain a 3% Net Smelter Return Royalty ("NSR") while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

Upon expenditure of the exploration expenditures on the property, the optionor will be entitled to 5% of the gross overriding revenue ("GOR") from the production and sale of minerals from the property. Duquesne shall pay the GOR to the optionee within 30 days of each calendar quarter. For this purpose, gross revenue shall be calculated as if all minerals are sold at fair market value in an arm's length transaction, provided that the sale price shall be reduced for the cost of transportation from the mine site to the point of sale. The GOR shall be computed using the date of sale.

The NSR retained by the shareholders under the terms of the agreement shall have priority over the aforesaid GOR, and notwithstanding the previous paragraph, the GOR shall not be paid unless and until the NSR has first been paid to the shareholders for the calendar quarter involved.

	Duquesne Gold Project
Acquisition costs, June 30, 2007	$ -
Additions during the period	522,949
Acquisition costs, September 30, 2007	522,949
Deferred exploration costs, June 30, 2007	$ -
Additions during the period:	
Assays	6,772
Camp costs	4,335
Drilling	102,863
Equipment rental	1,170
Field expenditures	41,857
Field personnel	44,320
Geological consulting	45,506
Line-cutting	5,532
Mobilization and demobilization	2,954
Travel, transport and freight	2,455
Deferred exploration costs, September 30, 2007	257,764
Total mineral property and deferred exploration costs, September 30, 2007	$ 780,713

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Balance as at June 30, 2007	9,335,330	$ 3,004,264	$ 254,401
Flow-through private placement	1,999,998	1,499,999	-
Finder's fees	99,999	74,999	-
Shares for mineral property	10,000	18,500	-
Exercise of stock options	50,000	10,000	-
Contributed surplus on exercised stock options	-	6,775	(6,775)
Stock-based compensation	-	-	89,971
Share issue costs	-	(398,019)	246,520
Balance as at September 30, 2007	11,495,327	$ 4,216,518	$ 584,117

The Company issued the following common shares during the three month period ended September 30, 2007:

a) On July 3, 2007, the Company completed a non-brokered private placement by issuing 1,999,998 flow-through units priced at $0.75 per unit. Each unit consists of one flow-through common share and one non-flow through warrant. Each warrant is exercisable from the closing date of the private placement at $1.00 per share in the first nine months and then at $1.25 per share in the following nine months.

The Company issued an additional 99,999 flow-through common shares and 199,999 non-flow-through agent's options as finder's fees. The agent's options have the same exercise terms as the units issued in the private placement.

b) On July 3, 2007, issued 10,000 common shares pursuant to the mineral property option agreement on the Duquesne Gold Project.

c) On July 6, 2007, issued 50,000 common shares at $0.20 for proceeds of $10,000 pursuant to the exercise of stock options.

Stock options

As at September 30, 2007, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
436,500	$ 0.20	July 14, 2008
225,000	0.77	March 7, 2008
300,000	2.00	July 11, 2009
400,000	1.90	July 12, 2009

5.   CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

Agent's options

As at September 30, 2007, the following agent's stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
199,999	$ 1.00	April 3, 2008
	if not, then at $ 1.25	January 3, 2009

Warrants

As at September 30, 2007, the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date
1,999,998	$ 1.00	April 3, 2008
	if not, then at $ 1.25	January 3, 2009

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted. The fair value of each stock option granted is estimated on the date of granting using the Black-Scholes option-pricing model.

During the three month period ended September 30, 2007, the Company granted 700,000 (2006 – 923,000) of which 87,500 (2006 – 230,750) were fully vested at September 20, 2007. Stock-based compensation expense of $89,971 (2006 - $31,266) was calculated using the Black-Scholes option pricing model. The stock-based compensation has been recognized on the statement of operations and deficit with a corresponding entry to contributed surplus on the balance sheet.

The following assumptions were used for the Black-Scholes valuation of stock options and agent's options issued during the period:

	September 30, 2007	September 30, 2006
Risk-free interest rate	4.63% ~ 4.64%	4.21%
Expected life of options	1.5 ~ 2 years	2 years
Annualized volatility	102.13% ~ 111.67%	149.17%
Dividend rate	0.00%	0.00%

6.   **RELATED PARTY TRANSACTIONS**

During the three month period ended September 30, 2007, the Company paid or accrued $1,645 (2006 - $3,390) in legal fees to a law firm of which one of the Company's directors is a partner, and $45,506 (2006 - $Nil) in geological consulting fees to a company controlled by a director of the Company.

The Company paid or accrued $4,500 (2006 - $Nil) to an officer for consulting services.

Included in accounts payable is $7,000 (2006 – $3,390) due to two directors for consulting fees and travel expenses.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.   **SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS**

The significant non-cash transactions during the three month period ended September 30, 2007 were as follows:

a) The Company issued 10,000 common shares valued at $18,500 pursuant to the mineral property option agreement on the Duquesne Gold Project.

b) The Company issued 99,999 flow-through common shares and 199,999 non-flow-through agent's options as finder's fees on the flow-through private placement completed on July 3, 2007.

c) The Company allocated $6,775 for stock options exercised to capital stock from contributed surplus.

d) The Company incurred through accounts payable $21,708 of mineral property costs.

There were no significant non-cash transactions during the three month period ended September 30, 2006.

8.   **SEGMENT INFORMATION**

The Company conducts all of its operations in Canada and is currently focusing on exploration of the Duquesne property in Quebec, Canada.

CLIFTON STAR RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
SEPTEMBER 30, 2007

---

9. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. **CONTINGENCY**

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant. The compensation sought in the claim is as follows:

a) An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

b) An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

c) The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

It is the opinion of the Company's management that the statement of claim is without merit and the Company intends to defend the claim vigorously. The outcome of the legal claim cannot be estimated at this point in time and no provision for the claim has been recorded in these financial statements.

11. **SUBSEQUENT EVENTS**

Flow-through private placement

On October 9, 2007, the Company completed a non-brokered flow-through private placement of $1,500,000 through the sale of 612,243 flow-through units (each unit consisting of one common share and one warrant) at a price of $2.45 per Unit. Each warrant is exercisable until October 9, 2009 at a price of $2.60 per share.

The Company granted 61,224 non-flow-through agent's options exercisable at $2.45 per option until October 9, 2009 as part of a finder's fee. Each option is exercisable into one Unit (each unit consisting of one common share and one warrant). Each warrant is exercisable at $2.60 per share until October 9, 2009. The Company issued 30,612 common shares valued at $73,163 for the remaining finder's fee. The Company also paid $75,000 cash for due diligence fees which have been recorded as share issue costs.

The securities have a hold period which expires on February 9, 2008.

11.   SUBSEQUENT EVENTS (cont'd…)

Non-flow-through private placement

On October 9, 2007, the Company completed a non-brokered private placement of $1,000,000 through the sale of 500,000 hard dollar Units (each unit consisting of one common share and one warrant) at a price of $2.00 per Unit. Each warrant is exercisable until October 9, 2009 at a price of $2.10 per share.

The Company granted 50,000 agent's options exercisable at $2.00 per option until October 9, 2009 as part of a finder's fee. Each option is exercisable into one Unit (each unit consisting of one common share and one warrant). Each warrant is exercisable at $2.10 per share until October 9, 2009. The Company issued 25,000 common shares valued at $59,750 for the remaining finder's fee. The Company also paid $50,000 cash for due diligence fees which have been recorded as share issue costs.

The securities have a hold period which expires on February 9, 2008.

Consulting agreement

On October 10, 2007, the Company entered into a consulting agreement with A.B. Korelin & Associates and granted 100,000 stock options exercisable at $2.50 for two years.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Clifton Star Resources Inc.</u>
Registrant

Dated: <u>February 28, 2008</u>   **Signed: <u>/s/ Harry Miller</u>**
                                                                                                    Harry Miller,
                                                                                                    President and Director